GDH 粵海投資有限公司
GUANGDONG INVESTMENT LIMITED

Our Ref.: GDI/107/TH/2002

3rd July, 2002

VIA AIR MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn.: Special Counsel
Office of International Corporate Finance

Dear Sirs,

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Returns on Movement of Listed Equity Securities for the months ended 30th April, 2002 and 31st May, 2002;

2. Form D2 dated 4th June, 2002;

3. Form SC1 dated 12th June 2002;

4. 13 sets of Director's/Chief Executive's Notice from:-
   (1) Mr. Wu Jiesi dated 8th May, 2002;
   (2) Mr. Li Wenyue dated 8th May, 2002;
   (3) Mr. Zhang Yaping dated 8th May, 2002;
   (4) Mr. Li Kwok Po, David dated 8th May, 2002;
   (5) Mr. Chan Cho Chak, John dated 8th May, 2002;
   (6) Mr. Cheng Mo Chi, Moses dated 8th May, 2002;
   (7) Mr. Fung Daniel Richard dated 8th May, 2002;
   (8) Mr. Ye Xuquan dated 8th May, 2002;
   (9) Mr. Li Wai Keung dated 8th May, 2002;
   (10) Mr. Wang Man Kwan, Paul dated 8th May, 2002;
   (11) Mr. Zhai Zhiming dated 11th May, 2002;
   (12) Mr. Gu Shunan dated 8th May, 2002;
   (13) Ms. Wang Xiaofeng dated 8th May, 2002;

dlw 7/12

..../P.2

香港干諾道中148號粵海投資大廈27-29樓
27-29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel: (852) 2860 4368 圖文傳真 Fax: (852) 2528 4386 國際網址 Internet: http://www.gdi.com.hk

GDH 粵海投資有限公司
GUANGDONG INVESTMENT LIMITED

5. 2 sets of Corporate Substantial Shareholder Notice from:
   (1) Guangdong Yue Gang Investment Holdings Company Limited dated 29th May, 2002;
   (2) GDH Limited dated 29th May, 2002;

6. Respective announcements dated 27th May, 2002 and 31st May, 2002; and

7. New Memorandum and New Articles and Association of the Company as at 31st May, 2002.

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED

Theresa L. Ho
Company Secretary

Encls.

香港干諾道中148號粵海投資大廈27-29樓
27-29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel : (852) 2860 4368 圖文傳真 Fax : (852) 2528 4386 國際網址 Internet : http://www.gdi.com.hk

FORM I

02 JUL 11 AM 12:30

EXEMPTION NO. 82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 30 April 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar — Tel No.: 28469997
(Name of Responsible Official)

Date : 14 May 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1.	Ordinary shares :	✓	2.	Preference shares :	✓
3.	Other classes of shares :	☐		please specify :	
4.	Warrants :	☐		please specify :	

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,132,982,672	85,949	N/A
Increase / (Decrease) during the month	Nil	Nil	N/A
Balance at close of the month :	5,132,982,672	85,949	N/A

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price: 1. HK$4.536 2. HK$2.892 3. HK$3.024 4. HK$0.5312 5. HK$0.74	 1,390,000 6,005,000 4,600,000 167,000,000 18,500,000	 Nil Nil Nil Nil Nil	 Nil Nil Nil Nil Nil	 30,000 Nil 250,000 Nil Nil	 1,360,000 6,005,000 4,350,000 167,000,000 18,500,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ 2. Subscription price: HK$	N/A	N/A			N/A	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES~~*						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month :						Nil

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : pp Allan Tong
Title : Director - Share Registration

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CLIENT'S COPY

FORM I

EXEMPTION NO.
82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 May 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar — Tel No.: 28469997
(Name of Responsible Official)

Date : 18 June 2002

02 JUN 11 AM 12:38

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ☑
2. Preference shares : ☑
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¾ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference)	US$1.00	US$200,000.00
	8,000,000,000 (ordinary)	HK$0.50	HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference)	US$1.00	US$200,000.00
	8,000,000,000 (ordinary)	HK$0.50	HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,132,982,672	85,949	N/A
Increase / (Decrease) during the month	11,900,000	Nil	N/A
Balance at close of the month :	5,144,882,672	85,949	N/A

...../2

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$4.536	1,360,000	Nil	Nil	Nil	1,360,000	
2. HK$2.892	6,005,000	Nil	Nil	45,000	5,960,000	
3. HK$3.024	4,350,000	Nil	Nil	150,000	4,200,000	
4. HK$0.5312	167,000,000	Nil	11,900,000	Nil	155,100,000	11,900,000
5. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
6. HK$0.814	Nil	60,300,000	Nil	Nil	60,300,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :						11,900,000

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : Allan Tong
Title : Director - Share Registration

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

82-3772

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Companies Registry
公司註冊處

Company Number 公司編號: 31340

1 Company Name 公司名稱

Guangdong Investment Limited
粵海投資有限公司

2 Type of Change 更改事項

☑ Resignation or cessation 辭職或停職 (Retirement 退休)

☐ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Zhong 鍾	Guangchao 光超

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P725312(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
31	05	2002	N/A

Presentor's Name and Address 提交人的姓名及地址

Ho Lam Lai Ping, Theresa
27/F.-29/F., Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

For Official Use 請勿填寫本欄

收件日期 RECEIVED
04-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

31340

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 / MM 月 / YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)： (Ho Lam Lai Ping, Theresa) Date 日期： 4th June, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

EXEMPTION NO.
82-3772

Form 表格 SC1

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號: 31340

1 Company Name 公司名稱

GUANGDONG INVESTMENT LIMITED 粵海投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
03	05	2002		-	-	-

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) HK$ 5,950,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] HK$ 371,280.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) HK$ 2,572,441,336.00
US$ 85,949.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	11,900,000	HK$0.50	HK$0.5312	-	HK0.0312	HK$371,280.00

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
4/F HUTCHISON HOUSE
10 HARCOURT ROAD
CENTRAL
HONG KONG

OUR REF:

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

14/06/2002 FF549437
CR No. : -031340-
Sh. Form : SC1
08 $372.00

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面値	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
			N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
JIANG GUOQIANG (INVESTOR)	29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HONG KONG	1,500,000		
KWOK SHUK CHONG (INVESTOR)	FLAT B2 12/F TOWER B WILSHIRE TOWERS 200 TIN HAU TEMPLE ROAD NORTH POINT HONG KONG	400,000		
LI XIANGBIN (INVESTOR)	29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HONG KONG	10,000,000		
	Total Shares Allotted by Class 各類股份分配總額	11,900,000		

Signed 簽名 : [signature]

(Name 姓名) : (Ho Lam Lai Ping, Theresa) Date 日期 : 12 June 2002

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

EXEMPTION NO. 82-3772

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Wu Jiesi HKID/~~Passport~~ No. P942529(6) CONTACT PHONE NO. 2852 9366

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY [ ] MONTH N/A YEAR [ ]

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

02 JUL 11 [illegible]

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Wu Jiesi

Date : 08 MAY 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WU JIESI

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
Wu Jiesi

Date : 0 8 MAY 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

EXEMPTION NO.
82-3772

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Li Wenyue HKID/~~Passport~~ No. P965476(7) CONTACT PHONE NO. 2860 4450

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR
N/A

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)].

1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

02 JUL 11 AM 12:20

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI WENYUE

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]

Li Wenyue

Date : 08 MAY 2002

Day Month Year

EXEMPTION NO.
82-3772

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Zhang Yaping HKID/~~Passport~~ No. P006038(4) CONTACT PHONE NO. 2860 4488

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) . Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Zhang Yaping

Date : 08 MAY 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

ZHANG YAPING

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$ 0.814	Nil

Signature : [signature]
Zhang Yaping

Date : 08 MAY 2002
Day Month Year

Ref No:

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Li Kwok Po, David HKID/~~Passport~~ No. A982004(6) CONTACT PHONE NO. 2842 3206

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR
N/A

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)].

1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangnan (Holdings) Limited	Ordinary Share	150,000	150,000	N/A	N/A	N/A	N/A
				☐	☐	/ /	
				☐	☐	/ /	

11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

lease continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Li Kwok Po, David

Date : - 8 MAY 2002
Day Month Year

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI KWOK PO, DAVID

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
Li Kwok Po, David

Date : - 3 MAY 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Chan Cho Chak, John HKID/~~Passport~~ No. A190332(5) CONTACT PHONE NO. 2786 8812

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR
N/A

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)].

1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

02 JUL 11 AM 12:58

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIATION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Chan Cho Chak, John

Date : 08 MAY 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

CHAN CHO CHAK, JOHN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
Chan Cho Chak, John

Date : 06 MAY 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

EXEMPTION NO.
82-3772

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Cheng Mo Chi, Moses HKID/~~Passport~~ No. A904739(8) CONTACT PHONE NO. 2533 7755

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR
N/A

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Cheng Mo Chi, Moses

Date : 8 / 5 / 02
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

CHENG MO CHI, MOSES

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
Cheng Mo Chi, Moses

Date : 8 Day 5 Month 02 Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

EXEMPTION NO.
82-3772

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) FUNG Daniel Richard HKID/~~Passport~~ No. E498456(4) CONTACT PHONE NO. 2524 2222

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : FUNG Daniel Richard

Date : 8 5 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

FUNG DANIEL RICHARD

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
FUNG Daniel Richard

Date : 8 (Day) 5 (Month) 2002 (Year)

Ref No:

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited   STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Ye Xuquan   HKID/~~Passport~~ No. R004702(2)   CONTACT PHONE NO. 2852 9928

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   ~~Yes~~ / No *   (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY [ ] MONTH [N/A] YEAR [ ]

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)].   1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

02 JUL 11

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangnan (Holdings) Limited	Ordinary Share	55,000,000	55,000,000	N/A	N/A	N/A	N/A
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature] Ye Xuquan

Date : 08 MAY 2002 (Day Month Year)

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

YE XUQUAN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : ______________
Ye Xuquan

Date : 0 8 MAY 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Li Wai Keung HKID/~~Passport~~ No. E955031(7) CONTACT PHONE NO. 2852 9837

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

LI WAI KEUNG

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,500,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,500,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
Li Wai Keung

Date : 08 MAY 2002
Day Month Year

Ref No:

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) WANG Man Kwan, Paul HKID/~~Passport~~ No. E765340(2) CONTACT PHONE NO. 2860 4368

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☒ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
WANG Man Kwan, Paul

Date : 0 8 MAY 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WANG MAN KWAN, PAUL

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,500,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	1,500,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$ 0.814	Nil

Signature : [signature]
Wang Man Kwan, Paul

Date : 08 MAY 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

EXEMPTION NO.
82-3772

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Zhai Zhiming HKID/~~Passport~~ No. R023093(5) CONTACT PHONE NO. 2852 983

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
Zhai Zhiping

Date: 11 05 2002
Day Month Year

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

ZHAI ZHIMING

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDER, (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
Zhai Zhiming

Date : 11 / 05 / 2002
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Gu Shunan HKID/~~Passport~~ No. P797476(4) CONTACT PHONE NO. 2852 9225

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR
N/A

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangdong Investment Limited	Ordinary Share	76,000	76,000	N/A	N/A	N/A	N/A
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

Please continue on separate sheet II insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Gu Shunan

Date : 0 8 MAY 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

GU SHUNAN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	01.11.2001	Commencing on 02.05.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.74	Nil
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]

Gu Shunan

Date : 0 8 MAY 2002

Day Month Year

EXEMPTION NO.
82-3772

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Guangdong Investment Limited STOCK CODE 270

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Wang Xiaofeng HKID/~~Passport~~ No. R093297(2) CONTACT PHONE NO. 2852 9972

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH N/A YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

02 JUL 11 AM 12: 20

9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

10) Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
NIL				☐	☐	/ /	
				☐	☐	/ /	

11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
Per attached "SCHEDULE A"			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

?lease continue on separate sheet II insufficient space available)

efore signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : [signature]
Wang Xiaofeng

Date : 0 8 MAY 2002
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

WANG XIAOFENG

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : [signature]
Wang Xiaofeng

Date : 08 MAY 2002
Day Month Year

Ref. No:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

EXEMPTION NO. 82-3772

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME GUANGDONG INVESTMENT LIMITED STOCK CODE 270

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.50

(3) Identification of corporation making disclosure

FULL NAME 廣東粵港投資控股有限公司 (GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED) PRC BUSINESS REGISTRATION NO. 4400001009092

ADDRESS OF REGISTERED OFFICE 31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, P. R. CHINA

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG N/A

PLACE OF INCORPORATION THE PEOPLE'S REPUBLIC OF CHINA LISTED ON SEHK ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) HO LAM LAI PING, THERESA CONTACT PHONE NO. 2860 4403

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 03 MONTH 05 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] (due to increase in issued capital) 1☐ 2☐ 3☒ 4☐ 5☐ 6☒ 7☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 2,977,810,099

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 2,979,242,653

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
PLEASE REFER TO SCHEDULE A		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
PLEASE REFER TO SCHEDULE B			

(Please continue on separate sheet if insufficient space available)

AUTHORIZED SIGNATORY

Print name: Li Wenyue Position held at the company: Director

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 29 05 02
Day Month Year

SCHEDULE A

廣東粵港投資控股有限公司
(GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED)

Name of Corporation	Address of Corporation	No. of shares held by Corporation (as at 3 May 2002)
GD Alliance (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	3,922,010
GD Assets Management (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	47,291,394
GDH Limited	29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	2,399,047,953
Guangdong Finance Co., Limited	Room B, 9/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	0
Guangdong Trust Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	527,548,742
		2,977,810,099

SCHEDULE B

廣東粤港投資控股有限公司
(GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED)

Name of Corporation	Address of Corporation	No. of shares held by Corporation (as at 3 May 2002)
GD Alliance (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	3,891,717
GD Assets Management (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	4,591,394
GDH Limited	29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	2,383,921,953
Guangdong Finance Co., Limited	Room B, 9/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	0
Guangdong Trust Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	516,112,974
HKSCC Nominees Limited	7/F., Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong.	69,292,061
The Bank of New York	#02-01 Millenia Tower, One Temasek Tower, Singapore 039192	0
		2,977,810,099

EXEMPTION NO.
82-3772

Ref. No:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME GUANGDONG INVESTMENT LIMITED STOCK CODE 270

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$0.50

(3) Identification of corporation making disclosure

FULL NAME GDH LIMITED BUSINESS REGISTRATION NO. 305 88917-000-12

ADDRESS OF REGISTERED OFFICE 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.

PLACE OF INCORPORATION HONG KONG LISTED ON SEHK ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) HO LAM LAI PING, THERESA CONTACT PHONE NO. 2860 4403

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 03 MONTH 05 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] (due to increase in issued capital) 1☐ 2☐ 3☒ 4☐ 5☐ 6☒ 7☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 2,977,810,099

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 2,979,242,653

Note: Please also fill in Page 2 for the completion of this disclosure.

02 JUL 11

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
PLEASE REFER TO SCHEDULE A		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
PLEASE REFER TO SCHEDULE B			

(Please continue on separate sheet if insufficient space available)

AUTHORIZED SIGNATORY

Print name: Li Wai Keung   Position held at the company: Director

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 29 (Day) 05 (Month) 02 (Year)

GDH LIMITED

SCHEDULE A

Name of Corporation	Address of Corporation	No. of shares held by Corporation (as at 3 May 2002)
GD Alliance (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	3,922,010
GD Assets Management (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	47,291,394
GDH Limited	29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	2,399,047,953
Guangdong Finance Co., Limited	Room B, 9/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	0
Guangdong Trust Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	527,548,742
		2,977,810,099

GDH LIMITED **SCHEDULE B**

Name of Corporation	Address of Corporation	No. of shares held by Corporation (as at 3 May 2002)
GD Alliance (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	3,891,717
GD Assets Management (Custodian) Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	4,591,394
GDH Limited	29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	2,383,921,953
Guangdong Finance Co., Limited	Room B, 9/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.	0
Guangdong Trust Ltd.	P.O. Box 448, Genesis Building, 3/F., Grand Cayman, Cayman Islands, British West Indies.	516,112,974
HKSCC Nominees Limited	7/F., Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong.	69,292,061
The Bank of New York	#02-01 Millenia Tower, One Temasek Avenue, Singapore 039192.	0
		2,977,810,099

EXEMPTION NO.
82-3772

Hong Kong i Mail
28th May, 2002

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT AND RESUMPTION OF TRADING

The Board has been approached by the Company's parent company, GDH Limited, regarding a possible acquisition of various assets including the Company's 72 per cent. shareholding in Guangdong Brewery Holdings Limited and the Company's shareholding of approximately 71.56 per cent. in Guangdong Tannery Limited. No formal discussions have taken place and such approach may or may not result in any transaction.

Should the approach result in a transaction, the Board understands that GDH Limited may apply to the Securities and Futures Commission for a waiver from any obligation to make a general offer.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 27 May 2002 pending the release of this announcement. Application has been made for trading to resume at 9:30 a.m. on **28 May 2002.**

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

The board of directors (the "Board") of Guangdong Investment Limited (the "Company") has been approached by GDH Limited ("GDH"), which owns approximately 57.88 per cent. of the Company's shares, regarding a possible acquisition of various assets including the Company's shareholdings in its subsidiaries, Guangdong Brewery Holdings Limited ("Brewery") (of which the Company owns 72 per cent.) and Guangdong Tannery Limited ("Tannery") (of which the Company owns 71.56 per cent.). No formal discussions have taken place and such approach may or may not result in any transaction.

The Board notes the announcements made today by Brewery and Tannery in this connection.

Should this approach result in an acquisition of the Company's shares in Brewery and Tannery, the Board understands that GDH may apply to the Securities and Futures Commission for a waiver under Note 6 to Rule 26.1 of the Code on Takeovers and Mergers from any obligation to make a general offer for the shares of Brewery and Tannery under Rule 26.1. The Board further understands that such acquisition would constitute a connected transaction, and may constitute a discloseable transaction, for the Company.

Following the closing of its debt restructuring in December 2000 and in the light of its stated business strategy and commitments made to its financial creditors, the Company has been actively pursuing a policy of disposal of its non-core activities. If formal discussions commence with GDH, any offer from GDH will also be considered in a manner consistent with this existing policy.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 27 May 2002 pending the release of this announcement. Application has been made for trading to resume at 9:30 a.m. on **28 May 2002.**

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Li Wenyue
Chairman

Hong Kong, 27 May 2002

The directors of the Company (other than Mr. Zhong Guangchao who is ill and currently hospitalised, and Mr. Cheng Mo Chi, Moses, who is currently out of Hong Kong and cannot be contacted.) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration, and that there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The Standard

3rd June, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDH

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(incorporated in Hong Kong with limited liability)

TERMINATION OF THE RESPECTIVE EXISTING SHARE OPTION SCHEMES OF THE COMPANY, GUANGDONG BREWERY HOLDINGS LIMITED ("GDB") AND GUANGDONG TANNERY LIMITED ("GDT") AND ADOPTION OF A NEW SHARE OPTION SCHEME FOR EACH OF THE COMPANY, GDB AND GDT

The board of directors of the Company is pleased to announce that at the extraordinary general meeting of the Company held on 31 May 2002, ordinary resolutions relating to the termination of the existing share option scheme of the Company dated 2 February 1994 as amended on 29 December 1997, the existing share option scheme of GDB dated 22 July 1997 and the existing share option scheme of GDT dated 26 November 1996 and the adoption of a new share option scheme for each of the Company, GDB and GDT were duly passed by the shareholders of the Company.

Further to the circular of Guangdong Investment Limited (the "Company") dated 30 April 2002 ("Circular"), the board of directors of the Company is pleased to announce that at the extraordinary general meeting of the Company held on 31 May 2002, ordinary resolutions for approving (a) the termination of the existing share option scheme of the Company dated 2 February 1994 as amended on 29 December 1997 and the adoption of a new share option scheme of the Company, in accordance with the terms of ordinary resolution no. 1 (as more particularly set out in the Circular), (b) the termination of the existing share option scheme of GDB dated 22 July 1997 and the adoption of a new share option scheme of GDB, in accordance with the terms of ordinary resolution no. 2 (as more particularly set out in the Circular), and (c) the termination of the existing share option scheme of GDT dated 26 November 1996 and the adoption of a new share option scheme of GDT, in accordance with the terms of ordinary resolution no. 3 (as more particularly set out in the Circular), were duly passed.

By order of the Board
Li Wenyue
Chairman

Hong Kong, 31 May 2002

EXEMPTION NO.
82-3772

02 JUL 11 AM 10:09

NEW MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Name changed pursuant to Special Resolution passed on 30th June, 1988)

Incorporated the 5th day of January, 1973

Hong Kong

Reprinted by
Vite Limited
as at 31st May, 2002

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED

(粵 海 投 資 有 限 公 司)

Passed on the 31st day of May, 2002

At the Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Chater III and IV, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on Friday, 31st May, 2002 at 10:10 a.m., the following resolution was duly passed as Special Resolution:–

SPECIAL RESOLUTION

(i) "**THAT** all references to "Colony of Hong Kong" throughout the memorandum of association of the Company ("Memorandum") and articles of association of the Company ("Articles") (including, in particular, those contained in the Second clause, paragraph (x) of the Third clause, paragraph (nn) of the Third clause and the last paragraph of the Third clause of the Memorandum) be replaced and substituted as "the Hong Kong Special Administrative Region".

(ii) "**THAT** all references to "Crown" throughout the Memorandum and Articles (including, in particular, that contained in paragraph (c) of the Third clause of the Memorandum) be replaced and substituted as "Government of the Hong Kong Special Administrative Region";

(iii) "**THAT** paragraph (ii) of the Third clause of the Memorandum be deleted in its entirety and be substituted by the following:

"To obtain any order of the Chief Executive or Chief Executive in Council or any Ordinance (as such term is defined in the Interpretation and General Clauses Ordinance, Cap 1 of the Laws of Hong Kong) or of the Legislative Council or any provisional or other order of any proper authority in the Hong Kong Special Administrative Region or elsewhere to enable the Company to effect any of its objects, or to dissolve the Company and re-incorporate its member as a new company, for any of its objects specified in this Memorandum, or to effect any modification of the Company's constitution."

(iv) "**THAT** the Fifth clause of the Memorandum be deleted and substituted by the following:

"The Capital of the Company is HK$4,000,000,000 divided into 8,000,000,000 ordinary shares of HK$0.50 each, and US$200,000 divided into 200,000 3¼ per cent. Redeemable Cumulative Convertible Preference Shares of US$1.00 each having the rights set out in Article 5A of the Articles of Association of the Company, and the Company shall be at liberty to divide the shares in the Capital for the time being, whether original or increased, into several classes and to attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions, as may be determined by or in accordance with the regulations for the time being of the Company."

(v) "**THAT** the Articles be altered in the following manner:

(1) by deleting Article 1(A) (as amended by the ordinary resolution of the Company dated 18th October, 2000) and substituting it in its entirety by the following:

"The authorised share capital of the Company is HK$4,000,000,000 divided into 8,000,000,000 ordinary shares of HK$0.50 each, and US$200,000 divided into 200,000 3¹/₄ per cent. Redeemable Cumulative Convertible Preference Shares of US$1.00 each having the rights set out in Article 5A of these Articles."

(2) by adding the following definition in Article 3 before the definition of "these Articles":

""address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Articles"

(3) by changing the words "35 per cent." in paragraph (iii) of the definition of "associate" in Article 3 to "30 per cent." but with the remaining parts of that paragraph remain unchanged.

(4) by adding the following definition in Article 3 after the definition of "capital":

""electronic communication" means a communication sent by electronic transmission in any form (including transmission in digital form) through any medium (including on a diskette or on a CD ROM)"

(5) by deleting from Article 3 the paragraph with regard to "writing" in its entirety as set out after the definition of "Stock Exchange" and adding the following definition in Article 3 after the definition of "Stock Exchange"

""in writing" means written or printed or printed by lithography or printed by photography or typewriter or produced by any other mode of representing words in a visible form or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form"

(6) by adding the following paragraphs in Article 3 following the definition of "in writing" added as above after the definition of "Stock Exchange" and before the last four paragraphs in Article 3:

"reference to a document being executed include reference to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, by electronic signature or by any other method;

reference to a document to the extent permitted by and in accordance with the applicable laws, rules and regulations, include references to any informations in visible form whether having physical substance or not"

(7) by changing the words "Articles 126 to 130" in paragraph (ff)(i) of Article 5A to "Articles 127 to 131" but with the remaining parts of that paragraph remain unchanged.

(8) by deleting the following words from Article 77:

"but notwithstanding any other provision of the Articles, the Managing Director of the Company shall not whilst holding office as such be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year"

(9) by adding the following immediately after the first sentence in Article 95:

"Such meetings may be conducted in person, by teleconference or such other means as considered appropriate and which are in accordance with and permitted by all applicable laws, regulations and rules."

(10) by renumbering Article 97 as Article 97(a) and by adding the following as Article 97(b):

"The Directors may (subject to all applicable laws, regulations and rules) participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall (subject to all applicable laws, regulations and rules) constitute presence at a meeting as if those participating were present in person."

(11) by re-numbering Article 105 as Article 105(a) and adding the following as a new Article 105(b):

"The Board shall, subject to all applicable legal and regulatory requirements governing the Company, be entitled to appoint any officers, advisers, consultants, honorary officers, honorary advisers, honorary consultants of the Company (who may or may not be Directors) on such terms, title and in such manner as the Board may determine."

(12) by deleting Article 125 in its entirety and substituting the following in its place:

"125. (a) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any), reports of the directors and of the Auditors and other documents (if any) as are required by the Ordinance. Each balance sheet shall be signed on behalf of the Directors by two of their number. The Directors may also cause to be prepared any other financial documents (including without limitation any summary financial report) as they think fit.

(b) Subject to Article 125(c) below, a copy of the relevant financial documents or (to the extent permitted by and subject to due compliance with all applicable law, rules and regulation, including, without limitation, the rules of the Stock Exchange) the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to that member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(c) Where a member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company's obligations under Article 125(b) above.

(d) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance."

(13) by deleting Articles 127 to 130 in their entirety and substituting the following therefor:

"127. Any notice or document, whether or not to be given or issued under the applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices of general meetings of the Company under the provisions of the applicable laws, regulations or rules or of these presents:–

(a) personally;

(b) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(c) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper publisher daily and circulating generally in Hong Kong and specified or permitted for this purpose by the applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the applicable laws, rules and regulations;

(d) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the applicable laws, rules and regulations;

(e) by publishing it on the Company's computer network and giving to such person a notice in accordance with the applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Articles 127(a), 127(b), 127(c), 127(d) or 127(f); or

(f) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the other applicable laws, rules and regulations.

128. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares.

129. Any notice or other document:–

(a) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(b) if sent or transmitted as an electronic communication in accordance with Article 127(d) or through such means in accordance with Article 127(f), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published on the Company's computer network in accordance with

Article 127(e) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof;

(c) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(d) if served by advertisement in newspapers in accordance with Article 127(c), shall be deemed to have been served on the day on which such notice or documents is first published.

130. Where a person has in accordance with the Ordinance and other applicable laws, rules and regulations consented to receive notices and other documents from the Company in the English language only or the Chinese language only but not both, it shall (subject to due compliance with all applicable law, rules and regulations, including, without limitation, the rules of the Stock Exchange) be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Ordinance and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment."

(14) Article 131 be amended and substituted by the following:

"Any notice or document delivered or sent to any member shall, if such member be then deceased, and whether or not the Company has notice of his death, be deemed to have been duly served on his legal personal representative."

(15) by adding the following as a new Article 135 to the Articles:

"135. For the purposes of these Articles, a cable or telex or facsimile transmission message or any other message in writing, purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, may (in the absence of express evidence to the contrary available to the person relying thereon at the relevant time and to the extent permitted by, and in accordance with, all applicable laws, rules and regulations) be deemed by such person to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received."

(vi) "**THAT** each of the matters as referred to in paragraphs (b)(i) to (b)(v) above in this special resolution shall (when resolved) take effect subsequent and without prejudice to all resolutions passed by the Company at its annual general meeting convened by a notice of annual general meeting dated 12th April, 2002."

(Sd.) Li Wenyue

Li Wenyue
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 18th day of October, 2000

At the Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoriana Room, 4th Floor, Furama Hotel Hong Kong, One Connaught Road Central, Hong Kong on Wednesday, 18th October, 2000 at 9:30 a.m., the following resolution was duly passed as an Ordinary Resolution:–

ORDINARY RESOLUTION NO. 1

"**THAT** the authorised ordinary share capital of the Company of HK$2,500,000,000 divided into 5,000,000,000 ordinary shares of HK$0.50 each ("Shares") be and is hereby increased to HK$4,000,000,000 divided into 8,000,000,000 Shares by the creation of an additional 3,000,000,000 Shares to rank pari passu in all respects with the existing Shares."

(Sd.) Wu Jiesi

Wu Jiesi
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION
OF
GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 28th day of June, 2000

At the Annual General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Pheasant Room, 1st Floor, Mandarin Oriental, Hong Kong, 5 Connaught Road Central, Hong Kong on Wednesday, 28th June, 2000 at 10:00 a.m., the following resolution was duly passed as an Ordinary Resolution:–

ORDINARY RESOLUTION NO. 4

"**THAT**:

(a) subject to the other provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d)) of all the powers of the Company to issue, allot and deal with additional ordinary shares of HK$0.50 each (the "Ordinary Shares") or options, warrants or instruments carrying similar rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval given under paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d)), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, the outstanding convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares of the Company, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to officers and/or employees of the Company and/or any of its subsidiaries of rights to acquire Ordinary Shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the Ordinary Shares in the capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors of the Company) to holders of Ordinary Shares on the Register of Members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(Sd.) Wu Jiesi

Wu Jiesi
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵 海 投 資 有 限 公 司)

Passed on the 28th day of June, 1999

At the annual general meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoriana Room, 4th Floor, Furama Hotel Hong Kong, One Connaught Road Central, Hong Kong on Monday, 28th June, 1999 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 4(A)

"**THAT**:

(a) subject to the other provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d)) of all the powers of the Company to issue, allot and deal with additional ordinary shares of HK$0.50 each (the "Ordinary Shares") or options, warrants or instruments carrying similar rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval given under paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d)), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, the outstanding convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares of the Company, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to officers and/or employees of the Company and/or any of its subsidiaries of rights to acquire Ordinary Shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors of the Company) to holders of Ordinary Shares on the Register of Members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 4(B)

"**THAT**:

(a) subject to the other provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d)) of all the powers of the Company to issue, allot and deal with additional $3^1/_4$ per cent. Redeemable Cumulative Convertible Preference Shares with a par value of US$1.00 each (the "Preference Shares"), or options, warrants or instruments carrying similar rights to subscribe for any Preference Shares or securities convertible into Preference Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Preference Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval given under paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d)), or (ii) the exercise of the subscription or conversion rights attaching to any warrants, the outstanding convertible bonds or other securities issued by the Company which are convertible into Preference Shares of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the Preference Shares in the capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Preference Shares open for a period fixed by the Company (or by the Directors of the Company) to holders of Preference Shares on the Register of Members (Preference Shares) of the Company on a fixed record date in proportion to their then holdings of such Preference Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 4(C)

"**THAT**:

(a) subject to paragraphs (b) and (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d)) of all the powers of the Company to repurchase shares in the capital of the Company and warrants to subscribe for Ordinary Shares in the capital of the Company (the "Warrants") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Ordinary Shares in the capital of the Company and the aggregate amount of the Warrants which the Company is authorised to repurchase shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the capital of the Company and 10 per cent. of the aggregate amount of the outstanding Warrants in issue as at the date of the passing of this Resolution respectively;

(c) the aggregate nominal amount of the Preference Shares in the capital of the Company which the Company is authorised to repurchase shall not exceed 10 per cent. of the aggregate nominal amount of the Preference Shares in issue as at the date of the passing of this Resolution; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

ORDINARY RESOLUTION NO. 4(D)

"**THAT** conditional upon Resolutions nos. 4(A), 4(B) and 4(C) set out in the notice convening this Meeting being duly passed, the general mandates granted to the Directors of the Company to exercise the powers of the Company to issue and allot Ordinary Shares and Preference Shares pursuant to Resolutions nos. 4(A) and 4(B) respectively be and are hereby extended by the addition to the aggregate nominal amount of the Ordinary Shares and the Preference Shares in the capital of the Company which may be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Directors of the Company pursuant to such general mandates of an amount representing the aggregate nominal amount of the Ordinary Shares and the Preference Shares repurchased by the Directors of the Company under the authority granted pursuant to Resolution no. 4(C) provided that such an amount shall not exceed, in the case of Ordinary Shares, 10 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this Resolution and, in the case of Preference Shares, 10 per cent. of the aggregate nominal amount of the Preference Shares in issue as at the date of the passing of this Resolution."

(Sd.) Zhong Guangchao

Zhong Guangchao
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED

(粵 海 投 資 有 限 公 司)

Passed on the 25th day of June, 1998

At the annual general meeting of Guangdong Investment Limited ("the Company") duly convened and held at the Coral Room, 3rd Floor, Furama Hotel Hong Kong, One Connaught Road Central, Hong Kong on Thursday, 25th June, 1998 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 5(A)

"**THAT** the authorised share capital of the Company be increased from

(a) HK$2,000,000,000 divided into 4,000,000,000 ordinary shares of HK$0.50 each (the "Ordinary Shares"), and

(b) US$200,000 divided into 200,000 3¼ per cent. Redeemable Cumulative Convertible Preference Shares with a par value of US$1.00 each having the rights set out in Article 5A of the Articles of Association of the Company (the "Preference Shares")

to

(a) HK$2,500,000,000 divided into 5,000,000,000 Ordinary Shares by the creation of 1,000,000,000 new Ordinary Shares to rank pari passu with the existing Ordinary Shares in all respects, and

(b) US$200,000 divided into 200,000 Preference Shares."

ORDINARY RESOLUTION NO. 5(B)

"**THAT**

(a) subject to the other provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d)) of all the powers of the Company to issue, allot and deal with additional Ordinary Shares or options, warrants or instruments carrying similar rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the

Directors of the Company pursuant to the approval given under paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d)), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, the outstanding convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares of the Company, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to officers and/or employees of the Company and/or any of its subsidiaries of rights to acquire Ordinary Shares in the capital of the Company (the "Share Option Scheme"), or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the Ordinary Shares of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors of the Company) to holders of Ordinary Shares registered on the Register of Ordinary Shareholders of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 5(C)

"THAT

(a) subject to the other provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d)) of all the powers of the Company to issue, allot and deal with additional Preference Shares, options, warrants or similar instruments carrying rights to subscribe for any Preference Shares or securities convertible into Preference Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Preference Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval given under paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d)), or (ii) the exercise of the subscription or conversion rights attaching to any warrants, the outstanding convertible bonds or other securities issued by the Company which are

convertible into Preference Shares of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the Preference Shares in the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Preference Shares open for a period fixed by the Company (or by the Directors of the Company) to holders of Preference Shares on the Register of Preference Shareholders of the Company on a fixed record date in proportion to their then holdings of such Preference Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 5(D)

"THAT

(a) subject to paragraphs (b) and (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d)) of all the powers of the Company to repurchase shares in the capital of the Company and warrants to subscribe for Ordinary Shares in the capital of the Company (the "Warrants") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Ordinary Shares in the capital of the Company and the aggregate amount of the Warrants which the Company is authorised to repurchase shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the capital of the Company and 10 per cent. of the aggregate amount of the outstanding Warrants in issue as at the date of the passing of this Resolution respectively;

(c) the aggregate nominal amount of the Preference Shares in the capital of the Company which the Company is authorised to repurchase shall not exceed 10 per cent. of the aggregate nominal amount of the Preference Shares in the capital of the Company to be issued pursuant to Resolution no. 5(C) if no Preference Shares have been issued prior to the date of the Meeting or alternatively 10 per cent. of the aggregate nominal amount of the Preference Shares in issue as at the date of the passing of this Resolution if Preference Shares have in fact been issued prior to the date of this Meeting, and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

ORDINARY RESOLUTION NO. 5(E)

"**THAT** conditional upon Resolutions nos. 5(A), 5(B), 5(C) and 5(D) set out in the notice convening this Meeting being duly passed, the general mandates granted to the Directors of the Company to exercise the powers of the Company to issue and allot Ordinary Shares and, as the case may be, Preference Shares (if the resolution in Resolution no. 5(C) proposing the grant of a general mandate to allot Preference Shares was chosen and has been passed) pursuant to Resolutions nos. 5(B) and 5(C) respectively be and are hereby extended by the addition to the aggregate nominal amount of the Ordinary Shares and, as the case may be, Preference Shares in the capital of the Company which may be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Directors of the Company pursuant to such general mandates of an amount representing the aggregate nominal amount of the Ordinary Shares and, if appropriate, the Preference Shares repurchased by the Directors of the Company under the authority granted pursuant to Resolution no. 5(D) provided that such an amount shall not exceed, in the case of Ordinary Shares, 10 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this Resolution and, in the case of Preference Shares, 10 per cent. of the aggregate nominal amount of the Preference Shares to be issued pursuant to Resolution no. 5(C) if no Preference Shares have been issued prior to the date of the Meeting or alternatively 10 per cent. of the aggregate nominal amount of the Preference Shares in issue as at the date of the passing of this Resolution if Preference Shares have in fact been issued prior to the date of this Meeting."

(Sd.) Zhong Guangchao

Zhong Guangchao
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY AND SPECIAL RESOLUTIONS
OF
GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 27th day of April, 1998

At an Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoriana Room, 4th Floor, Furama Hotel Hong Kong, One Connaught Road Central, Hong Kong on 27th April, 1998 at 10:10 a.m., the following resolutions were duly passed:–

ORDINARY RESOLUTION NO. 1

"**THAT** conditional upon the passing of Resolution No. 2 below:

(1) each of the existing shares of HK$0.50 each in the capital of the Company (issued and unissued) be and are hereby redesignated as "ordinary shares of HK$0.50 each"; and

(2) the authorised share capital of the Company be increased from HK$2,000,000,000 divided into 4,000,000,000 ordinary shares of HK$0.50 each to:

  (a) HK$2,000,000,000 divided into 4,000,000,000 ordinary shares of HK$0.50 each (the "Ordinary Shares"); and

  (b) US$200,000 divided into 200,000 3¼ per cent. Redeemable Cumulative Convertible Preference Shares with a par value of US$1.00 each (the "Preference Shares") each having the rights set out in Article 5A of the Articles of Association of the Company (as added by the Special Resolution set out below)."

ORDINARY RESOLUTION NO. 2

"**THAT** conditional upon the passing of Resolution No. 1 above, the Directors of the Company be and are hereby authorised:–

(a) to issue and allot to such persons as they may consider appropriate up to 200,000 Preference Shares, having the rights set out in Article 5A of the Articles of Association (as added by the Special Resolution set out below) during the Relevant Period (as hereinafter defined) and to do all such acts and things as they may deem necessary or expedient in connection with the issue and allotment of the Preference Shares; and

(b) to issue and allot Ordinary Shares in the capital of the Company as and when required upon the conversion of Preference Shares in accordance with Article 5A of the Company's Articles of Association (as added by the Special Resolution set out below) and to do all such acts and things as they may deem necessary or expedient in connection with the conversion of the Preference Shares."

ORDINARY RESOLUTION NO. 3

"THAT:

(a) subject to paragraphs (b) and (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company

to purchase shares in the capital of the Company and warrants to subscribe for Ordinary Shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Ordinary Shares in the capital of the Company and warrants to subscribe for Ordinary Shares in the capital of the Company (the "Warrants") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of this Resolution and 10 per cent. of the aggregate amount of the outstanding Warrants in issue at the date of this Resolution and the said approval shall be limited accordingly; and

(c) conditional upon the passing of Resolution No. 1 above the aggregate nominal amount of the Preference Shares in the capital of the Company which may be purchased by the Company on the Hong Kong Stock Exchange or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Preference Shares in the share capital of the Company to be issued pursuant to Resolution No. 2 above, and the said approval shall be limited accordingly."

ORDINARY RESOLUTION NO. 4

"**THAT**:

(a) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Ordinary Shares or securities convertible into Ordinary Shares, or options, warrants or similar rights to subscribe for any Ordinary Shares or such convertible securities to subscribe or purchase Ordinary Shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the ordinary share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, the outstanding convertible bonds, or other securities issued by the Company which are convertible into Ordinary Shares of the Company, (iii) the exercise of the conversion rights attaching to the Preference Shares to be issued under Resolution No. 2 above, (iv) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire Ordinary Shares in the capital of the Company, or (v) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on Ordinary Shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the ordinary share capital of the Company in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of Resolutions Nos. 2, 3 and 4 "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

    (i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors) to holders of Ordinary Shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

SPECIAL RESOLUTION

"**THAT** contingent upon the passing of Resolutions Nos. 1 and 2 above the Articles of Association of the Company (the "Articles") be and are hereby amended as follows:

(a) by the insertion of the following definitions into Article 3:

"capital" means the share capital from time to time of the Company;

"share" means share in the capital of the Company;

(b) by the insertion of a new Article 5A as Article 5A in the form of the document produced to the Meeting and signed by the Chairman for the purpose of identification;

(c) by the insertion at the beginning of Article 9 of the words "Without prejudice to any special rights, privileges or restrictions for the time being attached to any class or classes of shares and subject" and the deletion of the word "Subject";

(d) by the insertion at the beginning of Article 56 of the words "Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, at" and the deletion of the word "At";

(e) the existing Article 69A be deleted and substituted by the following:

"69A – Where a Member and/or a holder of Share Warrants and/or a Preference Shareholder is a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Cap 420 of the Laws of Hong Kong), it may authorise such person or person(s) as it thinks fit to act as its representative (or representatives) at any general meeting or any meeting of any class of Members and/or any meeting of holders of Share Warrants and/or any meeting of Preference Shareholders provided that, if more than one person is so authorised, the authorisation must specify the number and class of Shares and/or Share Warrants and/or Preference Shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual Member and/or an individual holder of Share Warrants and/or an individual holder of Preference Shares";

(f) by the insertion in Article 108 after the words "as hereinafter set out" of the words "any special rights, privileges or restrictions being attached to any class or classes of shares"; and

(g) by the insertion at the beginning of Articles 115 (A) and (B) of the words "Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, the" and the deletion of the words "The" from each of the Articles respectively."

(Sd.) Zhong Guangchao

ZHONG GUANGCHAO
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 27th day of April, 1998

At an Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoriana Room, 4th Floor, Furama Hotel Hong Kong, One Connaught Road Central, Hong Kong on 27th April, 1998 at 10:00 a.m., the following resolution was duly passed as a Special Resolution:–

SPECIAL RESOLUTION

"**THAT** the share premium account of the Company be and the same is hereby reduced by HK$766,990,371."

(Sd.) Zhong Guangchao

ZHONG GUANGCHAO
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS
OF
GUANGDONG INVESTMENT LIMITED
(粵 海 投 資 有 限 公 司)

Passed on the 29th day of December, 1997

At an extraordinary general meeting of Guangdong Investment Limited ("the Company") duly convened and held at the Victoriana Room, 4th Floor, Hotel Furama Kempinski Hong Kong, One Connaught Road Central, Hong Kong on Monday, 29th December, 1997 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 3

"**THAT** the authorised share capital of the Company be and is hereby increased from HK$1,750,000,000 to HK$2,000,000,000 by the creation of 500,000,000 new shares of HK$0.50 each ranking pari passu in all respects with the existing issued shares of HK$0.50 each in the Company."

ORDINARY RESOLUTION NO. 4

"**THAT**:

(a) conditional upon resolution no. 3 set out in this notice of meeting being duly passed, subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, the outstanding convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution as enlarged by the shares to be issued pursuant to the

resolutions nos. 1 and 2 as set out in the notice of this meeting and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company (or by the Directors) to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(Sd.) Zhong Guangchao

ZHONG GUANGCHAO
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION
OF
GUANGDONG INVESTMENT LIMITED
(粵 海 投 資 有 限 公 司)

Passed on the 25th day of June, 1997

At an extraordinary general meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoriana Room, 4th Floor, Hotel Furama Kempinski Hong Kong, One Connaught Road Central, Hong Kong on Wednesday, 25th June, 1997 at 10:25 a.m., the following resolution was duly passed as a Special Resolution:-

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be amended in the following manner:

(1) by replacing "twenty-one" with "eighteen" in the definition of "associate" in Article 3.

(2) by replacing "two months" with "10 business days" in Article 13.

(3) by the deletion of Article 134.

(4) by the addition after Article 119 of the following new Article:

"SUBSCRIPTION RIGHT RESERVE

120. The following provisions shall have effect at any time and from time to time that they are not prohibited or inconsistent with the Ordinance or any rules applicable from time to time:

(A) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid up pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up such additional shares in full as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is entitled to subscribe upon the exercise of the subscription rights represented thereby (hereinafter called "Exercise Moneys") (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(a) the Exercise Moneys (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(b) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the relevant provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par;

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares (other than a fraction of a share) and the relevant number of shares shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors of the Company shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares (hereinafter called a "Deficiency Certificate"). The rights represented by the Deficiency Certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors of the Company may think fit, and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of the Deficiency Certificate.

(B) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (A) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights and the relevant provisions of the conditions of the warrants shall apply.

(C) The provisions of this Article as to the establishment and maintenance of the Subscription Right Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect or varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(D) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained pursuant to paragraph (A) of this Article and if so, the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and all persons claiming through or under them respectively."

(5) by consequential re-numbering of the existing Articles 120 to 133 as Articles 121 to 134."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 25th day of June, 1997

At the annual general meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoriana Room, 4th Floor, Hotel Furama Kempinski Hong Kong, One Connaught Road Central, Hong Kong on Wednesday, 25th June, 1997 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 6

"**THAT** the authorised share capital of the Company be and is hereby increased from HK$1,500,000,000 to HK$1,750,000,000 by the creation of 500,000,000 new shares of HK$0.50 each to rank pari passu with the existing shares in all respects."

ORDINARY RESOLUTION NO. 7

"**THAT**:

(A) conditional upon resolution no. 6 set out in the notice convening this meeting being duly passed, subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 8

"**THAT**:

(A) conditional upon resolution no. 6 set out in the notice convening this meeting being duly passed, subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") and warrants of any type that may from time to time be issued by the Company ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the aggregate amount of Warrants which may be repurchased by the Company pursuant to such approval shall not exceed 10 per cent. of the aggregate amount of the outstanding Warrants to subscribe for Shares in issue as at the date of passing of this Resolution, and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

(C) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

ORDINARY RESOLUTION NO. 9

"**THAT** conditional upon resolutions nos. 6, 7 and 8 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution no. 7 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 8 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

ORDINARY RESOLUTION NO. 10

"**THAT** conditional upon resolution no. 6 set out in the notice convening this meeting being duly passed, and conditional upon the Stock Exchange granting listing of and permission to deal in the bonus issue of 1999 Warrants (as hereinafter defined) and any shares in the Company which may fall to be issued upon the exercise of the subscription rights attaching to the 1999 Warrants on or before Wednesday, 23rd July, 1997, the Directors of the Company be and are hereby authorised:

(A) to create and issue warrants ("1999 Warrants") to subscribe at any time on or after their date of issue (which is expected to be Tuesday, 15th July, 1997) up to and including Friday, 30th July, 1999 at an initial subscription price of HK$8.00 per share (subject to adjustment) ("New Shares") for New Shares in the capital of the Company subject to the terms and conditions set out in the warrant instrument (a draft of which has been produced to the meeting and signed for the purpose of identification by the Chairman) and to issue the same by way of bonus to and among the persons who were registered as holders of shares in the Company at the close of business on Wednesday, 25th June, 1997 in the proportion of one 1999 Warrant carrying the right to subscribe at the price of HK$8.00 for a New Share in the capital of the Company for every ten shares then held provided that:

  (i) no issue of 1999 Warrants will be made to shareholders whose addresses, as shown on the register of members of the Company at the close of business on Wednesday, 25th June, 1997, are outside Hong Kong but instead arrangement will be made for the 1999 Warrants which would otherwise have been issued to overseas shareholders to be sold by the Company on the Stock Exchange as soon as practicable after dealings in the 1999 Warrants commence if any premium, net of expenses, can be obtained whereupon any net proceeds of such sale, after deduction of expenses, will be distributed in Hong Kong dollars to such persons at their own risk pro rata to their respective entitlements except that amounts of less than HK$100 will be retained for the benefit of the Company; and

  (ii) no fractional entitlements to the 1999 Warrants will be issued, but 1999 Warrants representing the same will be aggregated and sold for the benefit of the Company;

(B) to allot and issue new shares in the capital of the Company arising from the exercise of subscription rights under the 1999 Warrants or any of them; and

(C) to do all such acts and things as they consider necessary or expedient to give effect to the foregoing arrangement."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE

ORDINARY RESOLUTIONS
OF
GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on 15th October, 1996

At the Extraordinary General Meeting of the Company duly convened and held at the Coral Room I, 3rd Floor, Hotel Furama Kempinski Hong Kong, One Connaught Road Central, Hong Kong on Tuesday, 15th October, 1996 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:–

ORDINARY RESOLUTION NO. 1

"**THAT**, conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant a listing of and permission to deal in 96,000,000 shares of $0.50 each in the Company ("Shares") to be allotted and issued pursuant to an agreement dated 7th September, 1996 ("Agreement") between the Company and Guangdong Real Estate (Holdings) Limited ("GRE"), a copy of which has been produced to the meeting and signed for the purpose of identification by the Chairman of the meeting whereby, *inter alia*, the Company would, following the procurement by GRE of a reorganisation of the share capital of Bateson Developments Limited ("Bateson"), acquire by way of subscription all the ordinary issued shares of Bateson and GRE would retain the non-voting deferred issued shares of Bateson for an aggregate consideration of $1.2 billion, the said consideration to be satisfied as to (i) $10,000,000 in cash as a refundable deposit on the first business day following the execution of the Agreement; (ii) $679,280,000 in cash on the date of the completion of the Agreement; and (iii) $510,720,000 by the allotment and issue to GRE or its nominee of 96,000,000 new Shares, credited as fully paid, at $5.32 per Share, the Agreement be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatsoever they may consider necessary, desirable or expedient to carry the Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient and to allot and issue 96,000,000 new Shares pursuant thereto."

ORDINARY RESOLUTION NO. 3

"**THAT**:

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance (Cap. 32 of the laws of Hong Kong), the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company; (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company; (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company; or (v) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution as enlarged by the issue of 96,000,000 new shares of $0.50 each in the Company pursuant to Resolution No. 1 and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the directors of the Company to the holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 4

"**THAT** conditional upon Resolution No. 3 set out in the notice convening this meeting being duly passed, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to Resolution No. 3 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 6 passed at the annual general meeting of the Company held on 26th June, 1996 provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at 26th June, 1996."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE

ORDINARY RESOLUTIONS
AND
SPECIAL RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 26th day of June, 1996

At the Annual General Meeting of the Company duly convened and held at the Coral Room I, 3rd Floor, Hotel Furama Kempinski Hong Kong, One Connaught Road Central, Hong Kong on Wednesday, 26th June, 1996 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions and a Special Resolution:–

ORDINARY RESOLUTION NO. 5

"**THAT**:

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 6

"**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") and Warrants of any type that may from time to time be issued by the Company ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the aggregate number of Warrants which may be repurchased by the Company pursuant to such approval shall not exceed 10 per cent. of the aggregate amount of the outstanding Warrants to subscribe for Shares in issue as at the date of passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

(C) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

ORDINARY RESOLUTION NO. 7

"**THAT** conditional upon resolutions Nos. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution No. 5 set

out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 6 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended as follows:

(a) by the addition after Article 34 of the following new Article:

"34A – Shares in the Company shall be transferred in any usual or common form of which the Directors shall approve and may be under hand or by mechanically executed signature."

(b) by the addition after Article 69 of the following new Article:

"69A – Where a Member and/or a holder of Share Warrants is a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong), it may authorise such person or person(s) as it thinks fit to act as its representative (or representatives) at any general meeting or any meeting of any class of Members and/or any meeting of holders of Share Warrants provided that, if more than one person is so authorised, the authorisation must specify the number and class of Shares and/or Share Warrants in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual Member and/or an individual holder of Share Warrants." "

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 28th day of June, 1995

At the annual general meeting of Guangdong Investment Limited ("the Company") duly convened and held at the Tang Room, 4th Floor, Hotel Furama, 1 Connaught Road Central, Hong Kong on Wednesday, 28th June, 1995 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 5

"**THAT**:

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights attaching to any warrants of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, (iv) the exercise of the conversion rights attached to the outstanding convertible bonds, or (v) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 6

"**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of the Shares which the Company is authorized to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

(C) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

ORDINARY RESOLUTION NO. 7

"**THAT** conditional upon resolutions nos. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution no. 5 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 24th day of April, 1995

At an extraordinary general meeting of Guangdong Investment Limited (the "Company") duly convened and held at Boardroom, Lower Level II, The Wharney Hotel, 57-73 Lockhart Road, Wanchai, Hong Kong on Monday, 24th April, 1995 at 10:00 a.m., the following resolution was duly passed as a special resolution:–

SPECIAL RESOLUTION

"**THAT** the share premium account of the Company be reduced by HK$554,783,062."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 29th day of September, 1994

At an Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at Victoria Ballroom III, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Thursday, 29th September, 1994 at 2:00 p.m., Resolution No. 1 which was made the subject of polls and Resolutions Nos. 2-4, inclusive, were duly passed as Ordinary Resolutions:-

ORDINARY RESOLUTION NO. 1

"**THAT**:

(a) the Nanhai Tannery Acquisition (as defined in the circular ("Circular") dated 13th September, 1994 and despatched to shareholders of the Company, a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) pursuant to the Nanhai Agreement (a copy of which has been produced to this meeting marked "B" and signed by the Chairman hereof for the purpose of identification and which is also as defined in the Circular), be and is hereby approved and confirmed;

(b) the satisfaction of the whole of the consideration for the Nanhai Tannery Acquisition by way of issuance and allotment of the Consideration Shares (as defined in the Circular) to Guangdong Native Produce Company Limited or its nominees pursuant to the Nanhai Agreement, be and is hereby approved;

(c) the acquisition of additional voting rights in the Company by Guangdong Enterprises (Holdings) Limited and its associates under the Consideration Share Issue (as defined in the Circular) which is within the 12 month period following completion of the transaction set out in the circular to shareholders of the Company dated 29th April, 1994 for the purpose of Note 15 to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, be and is hereby approved; and

(d) any one director of the Company be and is hereby authorised on behalf of the Company to sign, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as he may in his discretion consider necessary or desirable for the purpose of or in connection with the implementation of the Nanhai Tannery Acquisition and the issuance and allotment of the Consideration Shares or the exercise or enforcement of any of the Company's rights thereunder and to make and agree such variations of a non-material nature in the terms of the same as he may in his discretion consider to be desirable and in the interests of the Company and any two directors of the Company be and are hereby authorised to sign autographically any instrument to which a seal may be required to be affixed for the above purposes."

ORDINARY RESOLUTION NO. 2

"**THAT** the authorised share capital of the Company be and is hereby increased from HK$1,200,000,000 to HK$1,500,000,000 by the creation of 600,000,000 new shares of HK$0.50 each."

ORDINARY RESOLUTION NO. 3

"**THAT**:

(a) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with the shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights attaching to any warrants of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, (iv) the exercise of the conversion rights attached to the outstanding convertible bonds, or (v) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately following completion of the Nanhai Agreement (a copy of which has been produced to this meeting marked "B" and signed by the Chairman hereof for the purpose of identification) and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 4

"**THAT** conditional upon Ordinary Resolution No. 3 set out in the notice convening this meeting being duly passed, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to Ordinary Resolution No. 3 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount

of the share capital to the Company repurchased by the Company under the authority granted pursuant to Resolution No. 6 passed at the annual general meeting of the shareholders of the Company on 23rd June, 1994, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company in issue on 23rd June, 1994."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵 海 投 資 有 限 公 司)

Passed on the 23rd day of June, 1994

At an Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at Victoria Ballroom II, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Thursday, 23rd June, 1994 at 3:15 p.m., the following resolution was duly passed as a Special Resolution:–

SPECIAL RESOLUTION

"**THAT** Article 1(D) of the Articles of Association of the Company be amended by deleting the word "fifteen" and inserting in its place the word "twenty-one"."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS
OF
GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 23rd day of June, 1994

At the annual general meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoria Ballroom II, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Thursday, 23rd June, 1994 at 3:00 p.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 5

"**THAT**:–

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights attaching to any warrants of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, (iv) the exercise of the conversion rights attached to the outstanding convertible bonds, or (v) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 6

"**THAT**:–

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company ("Shares") and warrants (in units of HK$1.30 of subscription rights) issued by the Company to subscribe for shares in the Company at any time up to and including 31 December 1994 ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the amount of the securities of the Company which the Company is authorized to repurchase pursuant to the approval in paragraph (A) of this Resolution shall:–

(i) in the case of Shares, not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution; and

(ii) in the case of Warrants, not exceed 10 per cent. of the Warrants outstanding as at the date of the passing of this Resolution;

and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

(C) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

ORDINARY RESOLUTION NO. 7

"**THAT** conditional upon resolutions nos. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution no. 5 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 16th day of May, 1994

At an Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at Peony Room, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Monday, 16th May, 1994 at 10.00 a.m., the following resolutions were made the subject of polls and were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 1

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant listing of and permission to deal in the Consideration Shares (as defined in the document (the "Circular") dated 29th April, 1994 despatched to the shareholders of the Company (a copy of which has been signed by the Chairman of this meeting for the purpose of identification)) on or before 30th June, 1994:

(A) the Fill Success Acquisition (as defined in the Circular) be and is hereby approved and that the Directors (as defined in the Circular) be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as they may in their discretion consider necessary, desirable or expedient to carry the Fill Success Acquisition into effect;

(B) the GD Hotel Reorganisation (as defined in the Circular) be and is hereby approved and that the Directors be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as they may in their discretion consider necessary, desirable or expedient to carry the GD Hotel Reorganisation into effect;

(C) the GIHM Share Acquisition (as defined in the Circular) be and is hereby approved and that the Directors be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as they may in their discretion consider necessary, desirable or expedient to carry the GIHM Share Acquisition into effect;

(D) the Assumption of Jing Mei Liability (as defined in the Circular) be and is hereby approved and that the Directors be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as they may in their discretion consider necessary, desirable or expedient to carry the Assumption of Jing Mei Liability into effect;

(E) the Consideration Share Issue (as defined in the Circular) as consideration for the Acquisitions (as defined in the Circular) be and is hereby approved and that the Directors be and they are hereby authorised to allot and issue 187,910,977 new shares of HK$0.50 each in the share capital of the Company at a price of HK$4.36 per share pursuant to the Agreement (as defined in the Circular)."

ORDINARY RESOLUTION NO. 2

"**THAT** subject to the passing of ordinary resolution no. 1 set out in the notice convening this meeting, the waiving of the obligation of Guangdong Enterprises (Holdings) Limited, its subsidiaries and associated companies to make a general offer pursuant to Rule 26 of the Hong Kong Code on Takeovers and Mergers arising from the Consideration Share Issue (as defined in ordinary resolution no. 1 set out in the notice convening this meeting) be and is hereby approved."

ORDINARY RESOLUTION NO. 3

"**THAT** the acquisition of shares in the capital of the Company by Guangdong Enterprises (Holdings) Limited, its subsidiaries and associated companies ("Guangdong Enterprises Group") pursuant to the exercise by the Guangdong Enterprises Group of the warrants issued by the Company which entitle the Guangdong Enterprises Group to subscribe for 72,898,568 shares in the share capital of the Company, be and is hereby authorised for the purpose of the "Notes on dispensation from Rule 26" of the Hong Kong Code on Takeovers and Mergers."

(Sd.) Zhang Yonglin

ZHANG YONGLIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 21st day of April, 1994

At an Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at Victoria Ballroom II, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Thursday, 21st April, 1994 at 10.00 a.m., the following resolution was duly passed as Special Resolution:–

SPECIAL RESOLUTION

"**THAT** the share premium account of the Company be reduced by HK$161,414,460."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS
OF
GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 2nd day of February, 1994

At an Extraordinary General Meeting of Guangdong Investment Limited (the "Company") duly convened and held at Peony Room, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Wednesday, 2nd February, 1994 at 10.00 a.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 3

"**THAT**:

(A) Subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company of all the powers of the Company to allot, issue and deal with the Shares (as defined in the Circular) during the Relevant Period (as hereinafter defined) and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(B) The approval in paragraph (A) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C) The aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of the subscription rights attaching to any warrants of the Company;

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to directors and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire the Shares (as defined in the Circular); or

(iv) any existing specific authority,

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 4

"**THAT** conditional upon ordinary resolution No. 3 set out in the notice convening this meeting being duly passed, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot and issue Shares (as defined in the Circular) pursuant to ordinary resolution No. 3 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 6 passed at the Annual General Meeting of the Company on 8th June, 1993, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS
OF
GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 8th day of June, 1993

At the annual general meeting of Guangdong Investment Limited (the "Company") duly convened and held at the Victoria Ballroom II, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Tuesday, 8th June, 1993 at 3:00 p.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 5

"THAT:–

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights attaching to any warrants of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, or (iv) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer shares open for a period fixed by the Directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

ORDINARY RESOLUTION NO. 6

"**THAT**:–

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company ("Shares") and warrants (in units of HK$1.30 of subscription rights) issued by the Company to subscribe for shares in the Company at any time up to and including 31st December, 1994 ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the amount of the securities of the Company which the Company is authorized to repurchase pursuant to the approval in paragraph (A) of this Resolution shall:–

(i) in the case of Shares, not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution; and

(ii) in the case of Warrants, not exceed 10 per cent. of the Warrants outstanding as at the date of the passing of this Resolution;

and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

(C) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

ORDINARY RESOLUTION NO. 7

"**THAT** conditional upon resolutions nos. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution no. 5 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE

SPECIAL RESOLUTIONS
AND
ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粤海投資有限公司)

Passed on the 8th day of April, 1993

At an Extraordinary General Meeting of the Company duly convened and held at Peony Room, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Thursday, 8th April, 1993 at 10:00 a.m., the following resolutions were duly passed, of which the first two resolutions were duly passed as Special Resolutions, and the remaining resolutions were duly passed as Ordinary Resolutions:–

SPECIAL RESOLUTION NO. 1

"**THAT** the share premium account of the Company be reduced by HK$250,524,227; and that the credit arising therefrom be transferred to a reserve account which in the consolidated accounts of the Company and its subsidiaries will be applied against the goodwill arising on consolidation."

SPECIAL RESOLUTION NO. 2

"**THAT** the Articles of Association of the Company be amended in the following manner:

(A) by inserting in Article 3 immediately after the definition of "these Articles" the following definition of "associate":

""associate" in relation to any Director, shall mean:

(i) his spouse and any child or step-child under the age of 21 years of the Director or of his spouse ("family interests"); and

(ii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(iii) any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 35 per cent. (or such lower amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the Board and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company;"

(B) by inserting immediately after Article 6 the following as the new Article 6A:

"6A. The Company may exercise any power conferred on the Company or permitted by the Ordinance or any other ordinance from time to time to acquire its own shares or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited, the Securities and Futures Commission or the relevant regulatory authorities from time to time. For the purpose of this Article, "shares" includes shares, warrants and any other securities convertible into shares which are issued from time to time by the Company."

(C) by repealing Article 85(H)(v) in its entirety and inserting the following as the new Article 85(H)(v):

"(v) any contract or arrangement concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer or executive or shareholder other than a company in which the Director, together with any of his associates, owns five per cent. or more of the issued shares or voting rights of any class of shares of such company (or of any third company through which his interest is derived);"

(D) by inserting immediately after the phrase "voting rights available to members of such company" in the sixth line of Article 85(I) the following phrase:

"(or of any third company through which his interest is derived)"."

ORDINARY RESOLUTION NO. 1

"**THAT** conditional upon special resolution no. 2 set out in the notice convening this meeting being duly passed:

(A) subject to paragraph (B) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company ("Shares") and warrants (in units of HK$1.30 of subscription rights) issued by the Company to subscribe for shares in the Company at any time up to and including 31st December, 1994 ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall:–

(i) in the case of Shares, not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution; and

(ii) in the case of Warrants, not exceed 10 per cent. of the Warrants outstanding as at the date of the passing of this Resolution;

and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

(C) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

ORDINARY RESOLUTION NO. 2

"**THAT** conditional upon ordinary resolution no. 1 set out in the notice convening this meeting being duly passed the general mandate granted to the directors of the Company to exercise the powers of the Company to allot and issue shares at the extraordinary general meeting of the Company held on 20th July, 1992 be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution no. 1 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵 海 投 資 有 限 公 司)

Passed on the 20th day of July, 1992

At an Extraordinary General Meeting of the Company duly convened and held at Victoria Ballroom II, 3rd Floor, Hotel Victoria, 200 Connaught Road Central, Hong Kong on Monday, 20th July, 1992 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:–

ORDINARY RESOLUTION NO. 1

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant listing of and permission to deal in the new shares of HK$0.50 each in the Company to be issued pursuant to the New Issues (as defined in the document (the "Circular") dated 4th July, 1992 despatched to the shareholders of the Company (a copy of which has been signed by the Chairman of this meeting for the purpose of identification)) on or before 1st September, 1992:–

(A) the authorised share capital of the Company be increased from HK$675,000,000.00 to HK$1,200,000,000.00 by the creation of an additional 1,050,000,000 shares of HK$0.50 each;

(B) the Subscription Issue (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue 270 million new shares of HK$0.50 each in the capital of the Company pursuant to the Subscription Agreement (as defined in the Circular) and to do whatever they may consider necessary, desirable or expedient to carry the Subscription Issue into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(C) the Placing Issue (as defined in the Circular) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue 270 million new shares of HK$0.50 each in the capital of the Company pursuant to the Placing Agreement (as defined in the Circular) and to do whatever they may consider necessary, desirable or expedient to carry the Placing Issue into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(D) the directors of the Company be and they are hereby authorised generally to do all things they may consider appropriate or necessary to effect and implement any of the foregoing."

ORDINARY RESOLUTION NO. 2

"**THAT** conditional upon the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting, the Guangdong Shenzhen Acquisition (as defined in the Circular referred to in Ordinary Resolution No. 1 set out in the notice convening this meeting) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to

carry the Guangdong Shenzhen Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient."

ORDINARY RESOLUTION NO. 3

"**THAT** conditional upon the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting, the Guangdong Hotel Acquisition (as defined in the Circular referred to in Ordinary Resolution No. 1 set out in the notice convening this meeting) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Guangdong Hotel Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient."

ORDINARY RESOLUTION NO. 4

"**THAT** conditional upon the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting, the Guangzhou Property Acquisition (as defined in the Circular referred to in Ordinary Resolution No. 1 set out in the notice convening this meeting) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Guangzhou Property Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient."

ORDINARY RESOLUTION NO. 5

"**THAT** conditional upon the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting:–

(A) the Brodrick Acquisition (as defined in the Circular referred to in Ordinary Resolution No. 1 set out in the notice convening this meeting) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Brodrick Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient; and

(B) the Cadenza Acquisition (as defined in the Circular referred to in Ordinary Resolution No. 1 set out in the notice convening this meeting) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Cadenza Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient."

ORDINARY RESOLUTION NO. 6

"**THAT** conditional upon the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting, the Admopeace Acquisition (as defined in the Circular referred to in Ordinary Resolution No. 1 set out in the notice convening this meeting) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Admopeace Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient."

ORDINARY RESOLUTION NO. 7

"**THAT** conditional upon the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting, the Hui Yang Acquisition (as defined in the Circular referred to in Ordinary Resolution No. 1 set out in the notice convening this meeting) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Hui Yang Agreement into effect with such changes as the directors of the Company may consider necessary, desirable or expedient."

ORDINARY RESOLUTION NO. 8

"**THAT** conditional upon the passing of Ordinary Resolution No. 1 set out in the notice convening this meeting:

(A) subject to the following provisions of this resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights attaching to any warrants of the Company, or (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers or employees of the Company and/or any of its subsidiaries shares or rights to acquire shares in the capital of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the enlarged share capital of the Company in issue immediately following completion of the New Issues (as defined in Ordinary Resolution No. 1 set out in the notice convening this meeting) and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 30th day of June, 1992

At the annual general meeting of members of the Company duly convened and held at the Victoria Ballroom I, 3rd Floor, Hotel Victoria, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Tuesday 30th June, 1992 at 10:00 a.m., the following resolution was passed as an Ordinary Resolution:–

"**THAT** a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares, in addition to any shares which may be issued on the exercise of the subscription rights under the warrants issued by the Company, not exceeding 20 per cent. of the existing issued share capital of the Company."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粤海投資有限公司)

Passed on the 3rd day of January, 1992

At an Extraordinary General Meeting of the abovenamed Company duly convened and held at Hotel Victoria, Ballroom III, 200 Connaught Road Central, Hong Kong on 3rd January, 1992 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:

ORDINARY RESOLUTION NO. 1

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant listings of and permission to deal in the shares in the capital of the Company to be issued pursuant to the New Issues and the Warrants and any shares of HK$0.50 each in the capital of the Company which fall to be issued upon the exercise of the subscription rights under the Warrants (in each case as defined in the document (the "Document") dated 17th December, 1991 despatched to the shareholders of the Company (a copy of which has been signed by the Chairman of this meeting for the purpose of identification)) and on no objection to such listings being made by the Securities and Futures Commission (the "SFC") pursuant to Rule 4 of the Securities (Stock Exchange Listing) Rules (the "Securities Rules") or, if such objection is made, on listings being allowed by the SFC pursuant to Rule 10(3)(a) of the Securities Rules on or before 29th February, 1992:

(A) the authorised share capital of the Company be increased from HK$250,000,000 to HK$675,000,000 by the creation of an additional 850,000,000 shares of HK$0.50 each;

(B) the Tours Acquisition, the Supertime Acquisition and the Property Acquisition (in each case as defined in the Document) be and are hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to do whatever they may consider necessary, desirable or expedient to carry the Tours Acquisition, the Supertime Acquisition and the Property Acquisition into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(C) the Subscription Issue (as defined in the Document) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue 230 million new shares of HK$0.50 each in the capital of the Company pursuant to the Subscription Agreement (as defined in the Document) and to do whatever they may consider necessary, desirable or expedient to carry the Subscription Issue into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(D) the Placing Issue (as defined in the Document) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to allot and issue 230 million new shares of HK$0.50 each in the capital of the Company pursuant to the Placing Agreement (as defined in the Document) and to do whatever they may consider necessary, desirable or expedient to carry the Placing Issue into effect with such changes as the directors of the Company may consider necessary, desirable or expedient;

(E) the Warrant Issue (as defined in the Document) be and is hereby approved and confirmed and that the directors of the Company be and they are hereby authorised to create and issue warrants ("Warrants") for subscription at any time on or after the date of issue of the Warrants and on or before 31st December, 1994 at an initial subscription price of HK$1.30 per share, for shares in the capital of the Company subject to the terms and conditions set out in the warrant instrument (a copy of which marked "A", subject to further modification, has been produced to the meeting and signed for the purpose of identification by the Chairman hereof) and to issue the same by way of bonus to and among the persons who were registered as holders of shares in the capital of the Company at the close of business on the Record Date (determined as provided in the Document) in the proportion of one Warrant carrying the right to subscribe HK$1.30 for shares in the capital of the Company for every five shares of HK$0.50 each then held provided that:

(i) in the case of persons having registered addresses outside Hong Kong, the relevant Warrants shall not be issued to such persons but shall be aggregated and issued to a nominee to be named by the directors of the Company and such Warrants shall be sold on the Stock Exchange as soon as practicable after dealings in the Warrants commence if a premium, net of expenses, can be obtained and the net proceeds of sale, after deduction of expenses, shall be distributed in Hong Kong dollars to such persons at their own risk pro rata to their respective entitlements unless the amount falling to be distributed to any such person shall be less than HK$200 in which case such amount shall be retained for the benefit of the Company;

(ii) no fractional entitlements shall be issued as aforesaid, but the fractional entitlements shall be aggregated and sold for the benefit of the Company; and

(iii) the directors of the Company shall do all such acts and things as they consider necessary or expedient to give effect to the foregoing arrangements.

(F) the directors of the Company be and they are hereby authorised generally to do all things as they consider appropriate to effect and implement any of the foregoing including but not limited to the allotment and issue of new shares in the capital of the Company arising from the exercise of subscription rights under the Warrants or any of them."

ORDINARY RESOLUTION NO. 2

"**THAT** conditional upon Ordinary Resolution No. 1 set out in the notice convening this meeting being passed:

(A) Subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company during the Relevant Period (as hereinafter defined) and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(B) The approval in paragraph (A) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(C) The aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined); or

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company,

shall not exceed 20 per cent. of the aggregate nominal amount of the enlarged share capital of the Company in issue and to be issued pursuant to the Subscription Issue and

the Placing Issue (in each case as defined in the document dated 17th December, 1991 despatched to the shareholders of the Company, (a copy of which has been signed by the Chairman for the purpose of identification)) and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 13th July, 1991

At an Extraordinary General Meeting of the abovenamed Company held at 24th Floor, Guangdong Building, 74-77 Connaught Road Central, Hong Kong on 13th July, 1991 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** the authorised share capital of the Company be increased from HK$150,000,000 to HK$250,000,000 by the creation of an additional 200,000,000 shares of HK$0.50 each ("Shares")."

2. "**THAT**, subject to the passing of Resolution No. 1 above:

   (a) the acquisition by the Company of all the issued shares in each of Golden Way Investments Limited and New Chance Investments Limited on the terms and subject to the conditions set out in an agreement dated 3rd June, 1991 and made between (i) Wincall Investment Limited and (ii) the Company, a copy of which has been produced to the meeting marked "A" and signed by the Chairman hereof for identification, be and is hereby approved, and the directors of the Company be and they are hereby authorised to implement the same; and

   (b) the acquisition by the Company of the benefit of loans advanced by Wincall Investment Limited to Golden Way Investments Limited, New Chance Investments Limited and National Capital Limited on the terms and subject to the conditions set out in an agreement dated 3rd June, 1991 and made between (i) Wincall Investment Limited and (ii) the Company, a copy of which has been produced to the meeting marked "B" and signed by the Chairman hereof for identification, be and is hereby approved, and the directors of the Company be and they are hereby authorised to implement the same and to issue and allot 126,000,000 Shares to Wincall Investment Limited or its nominee pursuant thereto."

3. "**THAT** the Executive Share Option Scheme proposed to be adopted by the Company in the form produced to the meeting and for the purpose of identification marked "C" and signed by the Chairman hereof be and is hereby approved and that the directors be and they are hereby authorised to implement the same and to issue and allot Shares to Eligible Persons (as defined in the Executive Share Option Scheme) pursuant thereto."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵 海 投 資 有 限 公 司)

Passed on the 28th day of June, 1991

At the annual general meeting of members of the Company duly convened and held at 24th Floor, Guangdong Building, 74-77 Connaught Road Central, Hong Kong on Friday 28th June, 1991 at 10:00 a.m., the following resolution was passed as an Ordinary Resolution:–

"**THAT** a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares, in addition to any shares which may be issued on the exercise of the subscription rights under the warrants issued by the Company, not exceeding 20 per cent. of the existing issued share capital of the Company."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY AND SPECIAL RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粤 海 投 資 有 限 公 司)

Passed on the 9th day of January, 1991

At an Extraordinary General Meeting of the abovenamed Company held at 24th Floor, Guangdong Building, 74-77 Connaught Road Central, Hong Kong on 9th January, 1991 at 10:00 a.m., the following resolutions were duly passed as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

1. "**THAT** the authorised share capital of the Company be increased from HK$100,000,000 to HK$150,000,000 by the creation of an additional 100,000,000 shares of HK$0.50 each ("Shares")."

2. "**THAT** the issue by way of rights ("Rights Issue") of new Shares of HK$0.50 each of the Company ("Rights Shares") to shareholders on the register of members of the Company at the close of business on 3rd January, 1991 on the basis of one Rights Share for every two Shares then held by such shareholders and on the terms and conditions set out in a circular (the "Circular") to be despatched to the shareholders of the Company, a copy of which has been submitted to the Meeting marked "A" and signed for identification by the Chairman hereof, be and it is hereby approved and the directors of the Company be and they are hereby authorised to issue and allot such Shares by way of rights and otherwise on the terms set out in the Circular."

3. "**THAT**, subject to the passing of Resolution No. 2 above the acquisition by the Company of 1,775 shares of HK$1,000.00 each in the issued share capital of, and the granting of a shareholder's loan of HK$2,250,000 to HK Environmental Pollution Control Services Limited on the terms and subject to the conditions set out in an agreement dated 10th December, 1990 and made between (i) Asbestos Protection Services (Hong Kong) Limited, (ii) Wincall Investment Limited and Ricoman Limited, (iii) the Company and (iv) HK Environmental Pollution Control Services Limited, a copy of which has been produced to the Meeting marked "B" and signed by the Chairman hereof for identification, be and is hereby approved, and the directors of the Company be and they are hereby authorised to implement the same."

SPECIAL RESOLUTION

4. "**THAT** the articles of association of the Company be and they are hereby amended by adopting the regulations, a copy of which has been submitted to the Meeting marked "C" and signed for identification by the Chairman hereof, as the new articles of association in place of and to the exclusion of the existing articles of association."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

OF

GUANGDONG INVESTMENT LIMITED
(粵 海 投 資 有 限 公 司)

Passed on the 29th day of June, 1990

At the annual general meeting of members of the Company duly convened and held at the Victoria Ballroom III, 3rd Floor, Hotel Victoria, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday 29th June, 1990 at 10:00 a.m., the following resolution was passed as an Ordinary Resolution:–

> "**THAT** a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares, in addition to any shares which may be issued on the exercise of the subscription rights under the warrants issued by the Company, not exceeding 20 per cent. of the existing issued share capital of the Company."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

Passed on the 30th day of June, 1989

At an Extraordinary General Meeting of the shareholders of the Company duly convened and held at Hotel Victoria, 200 Connaught Road Central, Hong Kong on the 30th day of June, 1989 at 9:45 a.m., the following resolutions were duly passed as Ordinary Resolutions of the Company:–

"**THAT**:–

1. The sum of HK$36,615,000 being as to the sum of HK$25,000,000 part of the amount standing to the credit of the share premium account of the Company and being as to the sum of HK$11,615,000 part of the revaluation reserve of the Company be capitalised and that the same be applied in making payment in full at par for 36,615,000 shares of HK$1.00 each in the capital of the Company, such shares to be distributed as fully paid amongst the shareholders of the Company on the register on 30th June, 1989 at the rate of one fully paid share for every share of the Company then held by such shareholders, such fully paid shares to rank pari passu in all respects with the existing issued shares of the Company save that they shall not be entitled to the final dividend in respect of the year ended 31st December, 1988 payable to shareholders of the Company on the register on 30th June, 1989 and the directors be authorised to issue such bonus shares accordingly.

2. With effect immediately following the bonus issue of shares referred to in Resolution No. 1 above (assuming that it is approved but otherwise forthwith) the existing issued and unissued shares of the Company of HK$1.00 each be and they are hereby sub-divided into two new Shares of HK$0.50 each.

3. (a) Subject to approval having been given to Resolutions Nos. 1 and 2 as set out in the notice convening this meeting the issue of 14,646,000 warrants ("1991 Warrants") on the basis of one 1991 Warrant for every ten new Shares held after the bonus issue and sub-division of Shares referred to in Resolutions Nos. 1 and 2 above, on the terms outlined in the document to shareholders dated 7th June, 1989 and more particularly in accordance with the terms and conditions attaching to the 1991 Warrants set out in the Instrument produced to the meeting marked "A" and signed by the Chairman of the meeting by way of identification, be and it is hereby approved; and

   (b) the directors be and they are hereby authorised to do all acts and things required to give effect to this Resolution, including the issue of new Shares upon the exercise of subscription rights attaching to 1991 Warrants.

4. A general mandate be and it is hereby given to the directors to issue, or grant options over or agree to issue or grant options over shares not exceeding 10 per cent. of the shares of the Company in issue as increased by the bonus issue and sub-division of shares referred to in Resolutions 1 and 2 above pursuant and subject to section 57B of the Companies Ordinance."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

UNION GLOBE DEVELOPMENT LIMITED
(友聯世界有限公司)

Passed on the 30th day of June, 1988

At an Extraordinary General Meeting of the Members of the above Company duly convened and held at the Victoria Ballroom I, 3rd Floor, Hotel Victoria, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, the 30th day of June, 1988 at 10:00 a.m., the following resolution was duly passed as a Special Resolution:

"**THAT** subject to the approval of the Registrar of Companies, the name of the Company be changed to GUANGDONG INVESTMENT LIMITED (粵海投資有限公司)."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

UNION GLOBE DEVELOPMENT LIMITED
(友聯世界有限公司)

Passed on the 30th day of June, 1988

At an Extraordinary General Meeting of the Members of the above Company duly convened and held at the Victoria Ballroom I, 3rd Floor, Victoria Hotel, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, the 30th day of June, 1988 at 10:00 a.m. the following resolution was duly passed as a Special Resolution:–

"**THAT** the Articles of Association of the Company be and are hereby amended by adopting the regulations, a copy of which marked "A" tabled at the Meeting and for the purpose of identification signed by the Chairman, as the new Articles of Association in place of and to the exclusion of the existing Articles of Association."

(Sd.) He Keqin

HE KEQIN
Chairman

Company No. 31340

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTION

OF

UNION GLOBE DEVELOPMENT LIMITED
(友聯世界有限公司)

Passed on the 9th day of April, 1987

At an Extraordinary General Meeting of the shareholders of the Company held at Hotel Furama Inter-Continental, 1 Connaught Road Central, Hong Kong on Thursday, 9th April, 1987 at 9:30 a.m., the following resolution was duly passed as an Ordinary Resolution of the Company:

ORDINARY RESOLUTION

"THAT:–

(a) the authorised share capital of the Company be and it is hereby increased from HK$30,000,000 to HK$100,000,000 by the creation of 70,000,000 new ordinary shares of HK$1.00 each in the Company; and

(b) the acquisition by Sladen Investment Limited, a wholly-owned subsidiary of the Company, of the entire issued share capital of New Cathay Hotel Limited and the assignment to the Company of the benefit of certain loans at present owed by that company to Guangdong Enterprises (Holdings) Limited on the terms of the respective agreements dated 12th March, 1987, copies of which have been produced to the meeting marked "A" and "B" respectively and signed for identification by the Chairman thereof be and they are hereby approved with such modification as the directors may consider to be in the interests of the Company and that the directors be and they are hereby authorised to allot 20,775,000 new ordinary shares of HK$1.00 each in the Company as and in settlement of the consideration for such acquisition and assignment."

(Sd.) He Keqin

HE KEQIN
Chairman

COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION (PURSUANT TO SECTION 116)

UNION GLOBE DEVELOPMENT LIMITED

Passed on 6th January, 1973

At an Extraordinary General Meeting of the members of the above Company duly convened and held at its registered office on 6th January, 1973, at 12:00 noon, the following resolution was duly passed as a Special Resolution:–

> "**THAT** the Company be converted into a public company by deletion of Article 2A from the Articles of Association."

(Sd.) Ho Tung Choi

HO TUNG CHOI
Chairman

Dated 6th January, 1973

No. 31340
編號

CERTIFICATE OF INCORPORATION
公司更改名稱
ON CHANGE OF NAME
註冊證書

Whereas UNION GLOBE DEVELOPMENT LIMITED (友聯世界有限公司)
查

________________________________ was incorporated in Hong Kong as a limited
已在香港依據公司條例註冊成
company under the Companies Ordinance on the Fifth day of January, 1973;
為有限公司，其註冊日期為一九七三年一月五日；

And whereas by special resolution of the Company and with the approval of the Registrar of
又該公司經通過特別決議案及獲公司註冊官批准後，已將其
Companies, it has changed its name;
名稱更改；

Now therefore I hereby certify that the Company is a limited company incorporated under
本人茲證明該公司現為一有限公司，其註冊名稱為
the name of GUANGDONG INVESTMENT LIMITED (粵海投資有限公司)。

Given under my hand this Twelfth day of July One Thousand Nine Hundred and
簽署於一九八八年七月十二日。
Eighty-eight.

(Sd.) J. Almeida

P. Registrar General
(Registrar of Companies)
Hong Kong
香港註冊總署署長暨公司註冊官
(註冊主任歐美達代行)

No. 31340

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

UNION GLOBE DEVELOPMENT LIMITED
(友聯世界有限公司)

is this day incorporated in Hong Kong under the Companies Ordinance, and that this Company is limited.

GIVEN under my hand this Fifth day of January One Thousand Nine Hundred and Seventy-three.

(Sd.) Sham Fai

for Registrar of Companies,
Hong Kong

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW MEMORANDUM OF ASSOCIATION

OF

GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Formerly known as Union Globe Development Limited(友聯世界有限公司))

First:– The name of the Company is "GUANGDONG INVESTMENT LIMITED (粵海投資有限公司)". Name changed pursuant to Special Resolution passed on 30th June, 1988

Second:– The Registered Office of the Company will be situated in the Hong Kong Special Administrative Region. Altered by Special Resolution passed on 31st May, 2002

Third:– The objects for which the Company is established are:–

(a) To purchase, take on lease or in exchange, or hire or otherwise acquire any land and hereditaments of any tenure and messuages and tenements and any estate or interest in any land or hereditaments, messuages or tenements and any rights, easements or privileges to any land or hereditaments, messuages or tenements belonging or appertaining or therewith at any time used, held or enjoyed for such consideration whether wholly or partly of a pecuniary nature as the Company shall think fit.

(b) To lay out and prepare for building purposes any land belonging to this Company, or in which it is interested, and to improve and develop any such land by reclaiming, draining, planting, clearing, and otherwise dealing with the same, and to construct, or procure the construction thereon, or on some part thereof, of all kinds of buildings and in particular, of offices, shops, hotels, garages, schools, restaurants, cafes, dwelling houses, factories, workshops, warehouses and godowns, and to alter, pull down, rebuild, repair, maintain, decorate and furnish any buildings or erections situate on any such land. For any of the purposes herein to apply to any Court or Tribunal or other appropriate authority for an order to exclude any building, hereditament or premises from the further applications of the Landlord and Tenant Ordinance or any legislation in substitution therefor or in amendment thereto.

(c) To sell, mortgage and absolutely dispose of, to manage, demise, let or agree to demise and let, to accept surrenders of, to surrender to the Government of the Hong Kong Special Administrative Region to grant rights of way and other easements over, or otherwise howsoever to deal with all or any, or any part or parts of the Company's land and hereditaments, messuages, and tenements or any estate or interest therein respectively. Altered by Special Resolution passed on 31st May, 2002

(d) To carry on business as bankers, capitalists, financiers, concessionaires, and merchants, and to undertake, and carry on, and execute all kinds of financial, commercial, trading, and other operations, and to advance, deposit, or lend money, securities, and property to and with such persons and on such terms as may seem expedient and either with or without security, and in particular to customers and other having dealings with the Company, and to guarantee the performance of contracts of any such persons.

(e) To act as agents for the investment, loan, payment, transmission, and collection of money, and for the purchase, sale, improvement, development, and management of property including business concerns and undertakings, and generally to transact and undertake all kinds of agency business, whether in respect of commercial, or financial matters.

(f) To construct and maintain, or contribute to, or procure the construction and maintenance of piers, wharves, embankments, bridges, sewers, drains, iron ways, markets, reservoirs, wells, reading rooms and such other buildings, works and conveniences as the Company may think directly or indirectly conducive to the development of any land or hereditaments, messuages, or tenements or any estate or interest therein respectively in which it is for the time being interested.

(g) To carry on the business of general importers and exporters of general merchandise, general merchants and agency business, and suppliers of estate and mining requisites, representatives for all kinds of manufacturers, and to buy, sell and deal in both wholesale and retail commodities of all sorts which can conveniently be dealt with by the Company in connection with any of its objects, and to buy, hire, manufacture, sell and deal in all kinds of merchandise, produce and goods and to transact any or every description of agency, commission, commercial, development, manufacturing, mercantile and financial business which directly or indirectly tend to enhance the value of the business of the Company.

(h) To manufacture, import, buy, sell, manipulate and deal in, repair, alter, improve and exchange any machinery, utensils, plant, accessories, tools, appliances, apparatus, fabrics, products, substances or materials of any description incidental or auxiliary to any business or process carried on by the Company or required by any customers of or persons having dealings with the Company and to sell by auction or otherwise, on commission or otherwise, any of the articles, substances or products mentioned above.

(i) To carry on any other business (whether manufacturing or otherwise) which may seem to the Company capable of being conveniently carried on, in connection with the above, or calculated directly or indirectly, to enhance the value of, or render more profitable, any of the Company's property.

(j) To carry on all or any of the business of transport, cartage and haulage contractors, garage proprietors, owners and charterers of road vehicles, aircraft and ships, tugs, barges and boats of every description, lightermen, and carriers of goods and passengers by road, rail, water or air, cartage contractors and agents, stevedores, wharfingers, cargo superintendents packers, hauliers, warehousemen, storekeepers, engineers, electricians, and job-masters.

(k) To carry on the business of iron founders, mechanical engineers, and manufacturers of agricultural implements and other machinery, tool makers, brass-founders, metal workers, boiler-makers, mill-wrights, machinists, iron and steel converters, smiths, wood workers, builders, painters, metallurgists, electrical engineers, water supply engineers, gas-makers, farmers, printers, carriers, and merchants, and to buy, sell, manufacture, repair, convert, alter, let on hire and deal in machinery, implements, rolling-stock, and hardware of all kinds and to carry on any other business (manufacturing or otherwise) which may seem to the Company capable of being conveniently carried on or in connection with the above, or otherwise calculated, directly or indirectly, to enhance the value of any of the Company's property and rights for the time being.

(l) To acquire concession or licences for the establishment and working of lines of steamships or sailing vessels between any ports of the world, or for the formation or working of any railway or tramway, wharf, pier, dock, or other works, or for the working of any coaches or other public conveyances, with the benefit of any subsidiary attached to any such concession or licence or otherwise.

(m) To insure the vessels, vehicles and other property of the Company.

(n) To grant loans on ships and vessels or on goods and merchandise carried or to be carried in any vessels.

(o) To buy and sell merchandise for freighting the ships and vessels of the Company.

(p) To resell or sublet any concession or licence obtained, or contract entered into.

(q) To carry on all or any of the businesses of shipowners, shipbuilders, charterers of ships or other vessels, warehousemen, merchants, commission agents, contractors, ship and insurance brokers, general brokers, carriers, forwarding agents, wharfingers, cotton

spinners, hotel, restaurant, and refreshment room keepers, universal providers, brewers, metallurgists, quarry owners, brick makers, tallow melters, tanners, artificial manure makers, coopers, carpenters, mechanical engineers, chemists, druggists, drysalters, marine store keepers, dealers in proprietory articles of all kinds, and electrical, chemical, photographical, surgical and scientific apparatus and materials, and any business of Fishing Industry.

(r) To carry on business as goldsmiths, silversmiths, jewellers, gem merchants, diamonds, jades and watch and clock makers, electroplaters, dressing-bag makers, importers and exporters of bullion, and to buy, sell, and deal in (wholesale and retail) of all kinds and descriptions precious stones, jewellery, watches clocks, gold and silver plate, electro-plate, cutlery, dressing-bags, bronzes, articles of vertu, objects of art, and such other articles and goods as the Company may consider capable of being conveniently dealt in in relation to its business, and to manufacture and to establish factories for manufacturing goods for the above business.

(s) To buy, sell, import export, manipulate, prepare for market, and deal in merchandise of all kinds, and generally to carry on business as merchants, importers, and exporters.

(t) To carry on business as miners, store keepers, farmers, cattle breeders, stockmen, carriers, provision preservers, mechanical engineers, builders, and contractors.

(u) To carry on the business of a school or any institution of education, exhibitions, concerts, lectures, restaurants, theatrical performances, cinematographs and other entertainments.

(v) To subscribe for, conditionally or unconditionally, to underwrite, issue on commission, or otherwise, to take, hold, buy, sell, pledge, dispose of and deal in stocks, shares and securities of all kinds in any company in Hong Kong or elsewhere, whether or not such other company has objects altogether or in part similar to those of this Company, and to promote, and aid in promoting, constitute, form, or organize companies, syndicates, or partnership of all kinds, for the purpose of acquiring and undertaking any property and liabilities of this Company, or of advancing directly or indirectly, the objects thereof, or for any other purpose which this Company may think expedient.

(w) To establish agencies in any part of the world and to regulate and discontinue the same.

(x) To carry on concurrently with any of the businesses aforesaid or as a separate business any other trade or business of any kind, whether manufacturing or otherwise in the Hong Kong Special Administrative Region and/or elsewhere.

Altered by Special Resolution passed on 31st May, 2002

(y) To apply for, purchase or otherwise acquire, any patents, *brevets d'invention*, licences, concessions, and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account, the property, rights and information so acquired.

(z) To receive money on deposit with or without allowance of interest thereon.

(aa) To enter into any arrangements with any governments or authorities municipal, local, or otherwise, that may seem conducive to the Company's objects, or any of them and to obtain from any such government or authority any rights, privileges and concessions which the Company may think desirable to obtain, and to carry out, exercise, and comply with any such arrangements, rights, privileges and concessions.

(bb) To enter into partnership or into any arrangement for sharing profit, union of interest, co-operation, joint venture, reciprocal concession, or otherwise, with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit this Company.

(cc) To establish and support or aid in the establishment and support of associations, institutions, funds, trusts, and conveniences calculated to benefit employees or ex-employees of the Company (or its predecessors in business) or the dependents or connections of such persons, and to grant pensions and allowances, and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition, or for any public, general or useful object.

(dd) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

(ee) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, charged upon all or any of the Company's property (both present and future), including its uncalled capital, and to purchase, redeem, or pay off any such securities.

(ff) To draw, make, accept, indorse, discount, execute, and issue promissory notes, bills of exchange, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(gg) To guarantee or become liable for the payment of money or for the performance of any obligations, and generally, to transact all kinds of guarantee and trust business.

(hh) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of this Company.

Substituted by Special Resolution passed on 31st May, 2002

(ii) To obtain any order of the Chief Executive or Chief Executive in Council or any Ordinance (as such term is defined in the Interpretation and General Clauses Ordinance, Cap 1 of the Laws of Hong Kong) or of the Legislative Council or any provisional or other order of any proper authority in the Hong Kong Special Administrative Region or elsewhere to enable the Company to effect any of its objects, or to dissolve the Company and re-incorporate its members as a new company, for any of its objects specified in this Memorandum, or to effect any modification of the Company's constitution.

(jj) To procure the Company to be registered or recognised in any other foreign country or place.

(kk) To do all such other things as are incidental or conducive to the attainment of the above objects.

(ll) To amalgamate with any other company having objects altogether or in part similar to those of the Company.

(mm) To distribute any of the property of the Company in specie among the members.

Altered by Special Resolution passed on 31st May, 2002

(nn) To pay all the costs, charges and expenses of the promotion and establishment of the Company in the Hong Kong Special Administrative Region and of its incorporation, registration and or constitution elsewhere throughout the world.

Altered by Special Resolution passed on 31st May, 2002

AND it is hereby declared that the word "Company" in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the Hong Kong Special Administrative Region or elsewhere, and the intention is that the objects specified in each paragraph of this Clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company and that in the event of any ambiguity this Clause shall be construed in such a way as to widen, and not to restrict, the powers of the Company.

Fourth:– The liability of the members is limited.

Fifth:– The Capital of the Company is HK$4,000,000,000 divided into 8,000,000,000 ordinary shares of HK$0.50 each, and US$200,000 divided into 200,000 3¼ per cent. Redeemable Cumulative Convertible Preference Shares of US$1.00 each having the rights set out in Article 5A of the Articles of Association of the Company, and the Company shall be at liberty to divide the shares in the Capital for the time being, whether original or increased, into several classes and to attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions, as may be determined by or in accordance with the regulations for the time being of the Company.

Increased by Ordinary Resolution passed on 18th October, 2000
Altered by Special Resolution passed on 31st May, 2002

We, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:–

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
Sd. T.C. Ho (HO TUNG CHOI) 29-31 Chatham Road, Flat A, 16th Floor, Kowloon. Building Contractor.	ONE
Sd. K. Ho (KENNETH HO KEE KUNG) 29-31 Chatham Road, Flat A, 16th Floor, Kowloon. Civil Engineer.	ONE
Total Number of Shares Taken...	TWO

Dated the 3rd day of January, 1973.

WITNESS to the above signatures:

Sd. P. Yuen
Solicitor
Hong Kong

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW ARTICLES OF ASSOCIATION

OF

GUANGDONG INVESTMENT LIMITED (粵海投資有限公司)

(Formerly known as Union Globe Development Limited(友聯世界有限公司))

PART I – SPECIAL PROVISIONS

SHARE CAPITAL

Increased by Ordinary Resolution passed on 18th October, 2000
Altered by Special Resolution passed on 31st May, 2002

1. (A) The authorised share capital of the Company is HK$4,000,000,000 divided into 8,000,000,000 ordinary shares of HK$0.50 each, and US$200,000 divided into 200,000 3¼ per cent. Redeemable Cumulative Convertible Preference Shares of US$1.00 each having the rights set out in Article 5A of these Articles.

BORROWING POWERS

(B) The Board of Directors (the "Board") may exercise all the powers of the Company to borrow money to guarantee and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Ordinance (the "Ordinance"), to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

VOTING RIGHTS

(C) Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held, on a show of hands every Member who is present in person at a general meeting of the Company shall have one vote, and on a poll every Member who is present in person or by proxy shall have one vote for every share held by him.

DIRECTORS

Altered by Special Resolution passed on 23rd June, 1994

(D) Unless and until otherwise determined by ordinary resolution of the Company, the Directors (disregarding alternate Directors) shall be not less than two nor more than twenty-one in number.

(E) Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board.

(F) No shareholding qualification for Director shall be required.

(G) Without prejudice to any of the provisions for disqualification of Directors or for retirement by rotation hereinafter contained, the office of a Director shall be vacated if by notice in writing delivered to the Office or tendered at a meeting of the Board his resignation is requested by all of the other Directors and all of the other Directors are not less than three in number.

PROVISION FOR EMPLOYEES

(H) The Board may by resolution exercise any power conferred by the Ordinance to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

UNTRACED SHAREHOLDERS

(I) The Company shall be entitled to sell the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if and provided that:–

(i) during the period of 12 years (at least three in number) all warrants and cheques in respect of the shares in question sent in the manner authorised by these presents have remained uncashed;

(ii) the Company shall on expiry of the said period of 12 years have inserted advertisements in newspapers circulating in Hong Kong according to the requirements of The Stock Exchange of Hong Kong Limited, giving notice of its intention to sell the said shares;

(iii) During the said period of 12 years and the period of three months following the publication of the said advertisements the Company shall have not received any indication neither of the whereabouts or of the existence of such Member or person; and

(iv) notice shall have been given to each stock exchange on which any of the shares of the Company are (with the consent of the Company) for the time being listed.

To give effect to any such sale, the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall, subject as set out below, be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor of such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the directors may from time to time think fit. Any such debt unclaimed after a period of twelve years from the date of sale of the relevant shares shall become irrecoverable and the Company may then or at any time thereafter cease to include in its books of account any provision in respect of any such debt.

PART 2 – GENERAL PROVISIONS

TABLE A

2. No regulations set out in any schedule to any Ordinance concerning companies shall apply as regulations or articles of the Company.

INTERPRETATION

3. In these Articles unless the context otherwise requires:–

Added by Special Resolution passed on 31st May, 2002

"address"	shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Articles;
"these Articles"	means these Articles of Association in their present form or as from time to time altered;

"associate" in relation to any Director, shall mean:–

(i) his spouse and any child or step-child under the age of 18 years of the Director or of his spouse ("family interest"); and

(ii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(iii) any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 per cent. (or such lower amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the Board and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company;

Added by Special Resolution passed on 8th April, 1993

Altered by Special Resolution passed on 25th June, 1997

Altered by Special Resolution passed on 31st May, 2002

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present;

"Capital" means the share capital from time to time of the Company;

Inserted by Special Resolution passed on 27th April, 1998

"electronic communication" means a communication sent by electronic transmission in any form (including transmission in digital form) through any medium (including on a diskette or on a CD ROM);

Added by Special Resolution passed on 31st May, 2002

"Executive Director" means a Managing Director, Joint Managing Director or Assistant Managing Director of the Company or a Director who is the holder of any other employment or executive office with the Company;

"the holder" in relation to any shares means the Member whose name is entered in the Register as the holder of such shares;

"Hong Kong Dollars" and "Hong Kong Cents" mean the lawful currency for the time being of Hong Kong;

"Member" means a shareholder of the Company;

"Office" means the registered office of the Company;

"the Ordinance" means the Companies Ordinance and every other Ordinance incorporated therewith, or any Ordinance or Ordinances substituted therefor; and in case of any such substitution the references in these presents to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance or Ordinances;

"paid up" means paid up or credited as paid up;

"Register" means the Register of Members of the Company;

"Seal" means the common seal and/or securities seal of the Company or any official seal that the Company may be permitted to have under the Ordinance;

"Secretary" includes a temporary or assistant or deputy Secretary and any person or body corporate appointed by the Board to perform any of the duties of the Secretary;

"share" means share in the capital of the Company;

Inserted by Special Resolution passed on 27th April, 1998

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

Added by Special Resolution passed on 31st May, 2002

"in writing" means written or printed or printed by lithography or printed by photography or typewriter or produced by any other mode of representing words in a visible form or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

Substituted by Special Resolution passed on 31st May, 2002

reference to a document being executed include reference to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, by electronic signature or by any other method;

reference to a document to the extent permitted by and in accordance with the applicable laws, rules and regulations, include references to any informations in visible form whether having physical substance or not;

any words or expressions defined in the Ordinance in force at the date when these Articles or any part thereof are adopted shall bear the same meaning in these Articles or such part (as the case may be) save that "company" shall where the context permits include any company or body incorporated in Hong Kong or elsewhere;

where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective;

references to a meeting shall not be taken as required more than one person to be present if any quorum requirement can be satisfied by one person; and

in the event of any conflict between Part 1 and Part 2 of these Articles, Part 1 shall prevail.

REGISTERED OFFICE

4. The Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

SHARE RIGHTS

5. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

Inserted by Special Resolution passed on 27th April, 1998

REDEEMABLE CUMULATIVE CONVERTIBLE PREFERENCE SHARES

5A. The provisions of this Article shall apply to the Redeemable Cumulative Convertible Preference Shares of US$1 each in the Company and shall prevail over any inconsistency with any other provisions of the Articles.

Definitions and Interpretations

(a) In this Article, unless the context otherwise requires the following expressions shall have the following meaning:–

Alternative Stock Exchange

any stock exchange other than the Hong Kong Stock Exchange as the Company may from time to time determine;

business day

a day (excluding Saturdays) on which commercial banks are open for business in the place(s) in question;

Capital Distribution

any dividend or distribution in cash or any distribution of assets in specie (whether on a reduction of capital or otherwise) charged or provided for in the accounts of the Company for any financial period (whenever paid or made and however described) or any reduction of any uncalled liability in respect of capital unless:–

(i) (and to the extent that) it does not, when taken together with any other such dividend or distribution previously made or paid in respect of all periods after 31st December, 1996, exceed the aggregate of the consolidated cumulative profits (less the aggregate of any consolidated net losses) attributable to Shareholders after deducting minority interests and preference dividends (if any) but (A) deducting any amounts in respect of any asset previously credited to the Company's reserves (in respect of any period or date up to and including 31st December, 1996) pursuant to any revaluation of such asset, where amounts arising on the disposal of such asset have contributed to such profits and (B) deducting any extraordinary items (and for the avoidance of doubt after excluding any amount arising as a result of any reduction in share capital, share premium account or capital redemption reserve) for all periods after 31st December, 1996, in each case as calculated by reference to the audited consolidated profit and loss accounts for such periods of the Company and its Subsidiaries; or

(ii) (in so far as (i) above does not apply) and to the extent that the rate of that dividend or distribution, together with all other dividends or distributions on the class of capital in question charged or provided for in the accounts of the Company for that period, does not exceed the aggregate rate of dividend or distribution on such class of capital charged or provided for in the accounts of the Company for the immediately preceding financial period. In computing such rates the value of distributions in specie shall be taken into account and such adjustments as are in the opinion of the Auditors appropriate to the circumstances shall be made (including adjustments in the event that the lengths of such financial periods differ); or

(iii) it comprises a purchase or redemption of share capital of the Company provided, in the case of purchases of Shares by the Company that the average price (before expenses) on any one day in respect of such purchases does not exceed by more than 5 per cent. of the Current Market Price of the Shares either (A) on that day, or (B) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the Dealing Day immediately preceding the date of such announcement

provided in relation to sub-paragraph (i)(A) above, to the extent that a distribution is made out of a contribution to profits which arises in similar or like circumstances to those described in sub-paragraph (i)(A) but which does not fall to be taken into account pursuant to that sub-paragraph, the Company, acting upon the advice of an independent merchant bank of international repute, may require the adjustment of the Conversion Price by requiring an amount to be deducted as aforesaid.

Conversion Date

the Dealing Date immediately following the date of surrender of the certificate in respect of the Preference Shares and delivery of an effective Conversion Notice;

Conversion Notice

a notice, obtainable from the Company in such form as the Directors may from time to time specify, stating that a Preference Shareholder wishes to exercise the Conversion Right in respect of one or more Relevant Preference Shares;

Conversion Number

such number of Shares as may be issued at the Conversion Price in force on the relevant Conversion Date by dividing the Reference Amount at a fixed exchange rate of HK$7.74654 per US$1.00 multiplied by the number of Relevant Preference Shares by the Conversion Price in effect at the Conversion Date;

Conversion Period

at any time from and including 17th May, 1998 up to the close of business (at the place where the certificate evidencing such Preference Share is deposited for conversion) on 31st March, 2003 (or, if such date shall not be a business day at such place, on the immediately preceding business day) (but in no event thereafter) or if such Preference Share shall have been called for redemption before 7th April, 2003, then up to the close of business (at the place aforesaid) on a date no later than the earlier of seven business days (in the place aforesaid) prior to the date fixed for redemption thereof and 7th April, 2003;

Conversion Price

HK$4.02 per Share, as adjusted from time to time in accordance with paragraph (v);

Conversion Right

the right, subject to the provisions of this Article, the Companies Ordinance and to any other applicable fiscal or other laws or regulations, to convert any Preference Share into the Conversion Number of Shares;

Converting Shareholder

a Preference Shareholder all or some of whose Preference Shares are being or have been converted;

Current Market Price

means in respect of a Share at a particular date the average of the closing prices published in the Hong Kong Stock Exchange's Daily Quotations Sheet (or the equivalent quotations sheet of an Alternative Stock Exchange, as the case may be) for one Share (assuming transaction in a board lot) for the five consecutive Dealing Days ending on the Dealing Day immediately preceding such date; provided that if at any time during the said five Dealing Days the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i) if the Shares to be issued or purchased do not rank for the dividend in question, the quotation on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share; and

(ii) if the Shares to be issued or purchased rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the amount of that dividend per Share;

and provided further that if the Shares on each of the said five Dealing Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued or purchased do not rank for that dividend, the quotations on each of such dates shall for purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share;

Dealing Day

a day when the Hong Kong Stock Exchange or the Alternative Stock Exchange (as the case may be) is open for business and on which trading in the Shares or, as the case may be, the relevant securities is not suspended;

Depositary

Citibank N.A. or any successor depositary appointed under the terms of a deposit agreement entered into on 7th April, 1998 (as amended from time to time) between the Company and Citibank N.A. and governing the issue of GDRs;

Dividend

the fixed cumulative preferential dividend payable pursuant to sub-paragraph (b)(i);

Equity Share Capital

issued share capital excluding any part thereof which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution;

GDRs

global depositary receipts representing Preference Shares;

HK$

Hong Kong dollars or other lawful currency of Hong Kong from time to time;

Hong Kong Stock Exchange

The Stock Exchange of Hong Kong Limited;

Luxembourg Stock Exchange

Societe de la Bourse de Luxembourg;

Other Pari Passu Shares

shares ranking pari passu as regards income with the Preference Shares;

Preference Shareholder

the holder of the Preference Shares;

Preference Shares

redeemable cumulative convertible preference shares of US$1 each in the capital of the Company issued at any time following the adoption of this Article on the terms of this Article, as amended from time to time;

Record Date

the date and time by which a subscriber or transferee of securities of the class in question would have to be registered in order to participate in the relevant distribution or rights;

Redemption Date

the date specified in the Redemption Notice as the date on which the Relevant Preference Share is to be redeemed;

Redemption Notice

notice that Preference Shares (being US$1,000,000 in aggregate Reference Amount or an integral multiples thereof) are to be redeemed on the Redemption Date (being on or after and not more than 60 days nor less than 30 days after the date on which such notice is given) and specifying the place at which certificates for such Preference Shares must be presented in connection with such redemption;

References

references to:–

companies include references to any bodies corporate howsoever and wherever incorporated;

distribution include references to any dividend or other distribution (including a distribution in specie) or capitalisation issue;

paragraphs are references to paragraphs of this Article; and

property include references to shares, securities, cash and other assets or rights of any nature.

Reference Amount

US$1,000;

Relevant Jurisdiction

a jurisdiction in which the Company or any of its Subsidiaries is incorporated, carries on business or holds any assets;

Relevant Preference Share

a Preference Share which is to be converted pursuant to a Conversion Notice or redeemed pursuant to a Redemption Notice;

Relevant Share

a Share to be issued on conversion of any Preference Share(s);

Shares

as used in this Article 5A, fully paid ordinary shares of HK$0.50 each (or of such other nominal value in which such ordinary shares are for the time being denominated following any consolidation, subdivision or re-classification which gives rise to an adjustment to the Conversion Price in accordance with paragraph (v)) in the Company of the class listed on the Hong Kong Stock Exchange as at the date of adoption of this Article, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company;

Subsidiary

in relation to any company any other company or other entity directly or indirectly under the control of the first-mentioned company; for this purpose "control" means ownership of more than 50 per cent. of the voting share capital or equivalent right of ownership of such company or entity, or power to direct its policies and management whether by contract or otherwise; and

US dollars and US$

the lawful currency of the United States of America.

Income

(b) (i) Each Preference Share shall confer on the Preference Shareholder the right to be paid out of the profits of the Company available for dividend and resolved to be distributed pari passu with Other Pari Passu Shares but otherwise in priority to any payment of dividend or any distribution in respect of, any other class of shares, a fixed cumulative preferential dividend at the rate of 3.25 per cent. per annum on a paid-up value of the Reference Amount attributable to each Preference Share.

(ii) Such Dividend shall be paid, if and so far as, in the opinion of the Directors, the profits of the Company justify such payment (taking account, for this purpose, of any other payments or distributions to be made at any time on or in respect of any Other Pari Passu Shares), semi-annually on 7th April and 7th October in each year to Preference Shareholders on the Register five business days in Hong Kong before such date, in respect of the six month period ending on 7th October or, as the case may be, 7th April. For

the purposes of determining those entitled to dividends on the Preference Shares, the Register may be closed for up to five business days before any dividend payment date.

(iii) No payment of dividend on the Preference Shares or any other shares in the capital of the Company shall be made unless the Company has sufficient distributable profits to cover the dividend and the Directors or the Members in general meeting resolve to distribute such profits and that no interest will accrue on any arrears of dividend.

(iv) To the extent that such Dividends are not paid on the Preference Shares and/or any Other Pari Passu Shares, they shall accumulate and any such arrears of Dividend shall be payable to the Preference Shareholders and/or to the holders of any Other Pari Passu Shares, pari passu as between themselves, in preference to any other distribution in respect of any other class of shares. The Preference Shares shall not entitle the holders thereof to any further or other right of participation in the profits of the Company.

(v) Dividends in respect of any period of less than half a year shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed on the basis of a 30 day month.

(vi) The Dividend shall accrue from the immediately preceding 7th April or 7th October notwithstanding the fact that the Preference Shares were not in issue on that date.

Capital

(c) On a return of capital on liquidation or otherwise (but not on conversion or redemption of Preference Shares or any repurchase by the Company of Preference Shares or Shares) the assets of the Company available for distribution among the members of the Company shall be applied as follows:–

(i) first, in paying to the Preference Shareholders and the holders of any Other Pari Passu Shares, pari passu as between themselves, a sum equal to any arrears and accruals of the dividend payable respectively on such Preference Shares and such Other Pari Passu Shares to be calculated down to and inclusive of the date of the return of capital and to be payable whether or not any of such dividends have been declared and whether or not the Company has sufficient distributable reserves;

(ii) secondly, in paying to the Preference Shareholders (pro rata to the aggregate of the Reference Amounts of the Preference Shares held by each such holder), pari passu as between themselves and the holders of any Other Pari Passu Shares as regards repayment of amounts paid-up or credited as paid-up on such shares, an amount equal to the aggregate of the Reference Amounts of all of the Preference Shares and the premium payable on redemption thereof and the amounts paid-up or credited as paid-up on any Other Pari Passu Shares and any premium payable on redemption thereof; and

(iii) thirdly, the balance of such assets shall belong to and be distributed among the holders of any class of shares in the capital of the Company, other than the Preference Shares and any other shares not entitled to participate in such assets, in accordance with the respective rights attaching thereto. The Preference Shares shall not confer on the holders thereof the right to participate in such surplus assets.

Ranking

(d) The Company shall not (unless such sanction has been given by the Preference Shareholders as would be required for a variation of the special rights attaching to the Preference Shares or unless otherwise provided in the Articles) create or issue any shares ranking, as regards order in the participation in the profits of the Company or in the assets of the Company on a winding-up or otherwise, in priority to the Preference Shares, but the Company may issue, without obtaining

the consent of the Preference Shareholders, shares ranking pari passu with the Preference Shares as regards order of such participation in profits or assets and carrying such rights as to rates of dividend, voting (subject as provided under paragraph (x) of "Undertakings" below), redemption, conversion, exchange or otherwise as the Directors may determine, or as the Company may by ordinary resolution determine.

Conversion Right

(e) Any Preference Shareholder may exercise the Conversion Right in respect of one or more Preference Shares held by him at any time during the Conversion Period subject to the provisions of the Companies Ordinance and any other applicable fiscal and other laws and regulations by completing, executing and depositing at his own expense during normal business hours a Conversion Notice in duplicate at the Office. A Conversion Notice shall not be effective and conversion shall not be treated as taking place if:–

(i) the Conversion Date in respect of the Conversion Notice does not fall within the Conversion Period;

(ii) it is not accompanied by the share certificates in respect of the Relevant Preference Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require;

(iii) it is not accompanied by banker's orders or similar instruments payable to the Company in respect of all taxes and stamp, issue and registration duties (if any) arising in any jurisdiction on conversion (other than any capital or any stamp duties payable in Hong Kong in respect of the issue of Relevant Shares, which shall be payable by the Company);

(iv) in the case of a Conversion Notice the Conversion Date in respect of which is on or before 7th April or 7th October (as the case may be) in any year and which results in conversion taking place at a time when it is either not possible or not practicable to amend the Register to reflect the conversion of the Relevant Preference Shares before such register is closed for determining those Preference Shareholders entitled to receive the Dividend payable in respect of the period ended on 7th April or 7th October (as the case may be), it is not accompanied by a banker's order or similar instrument payable to the Company in an amount equal to the Dividend in respect thereof which the registered holder is to receive;

(v) it does not satisfy the condition in paragraph (f); and

(vi) it is not duly completed or is inaccurate.

(f) Upon exercise of a Conversion Right, a Converting Shareholder shall be required to represent and agree in the Conversion Notice that either (i) at the time of signing and delivery of such Conversion Notice it or the person who has a beneficial interest in that Preference Share is not a U.S. person (within the meaning of Regulation S under the US Securities Act of 1933 ("Securities Act") ("Regulation S") or located in the United States and it, or such person, purchased such Preference Share, or the beneficial interest therein, in a transaction made in accordance with Rule 903 or Rule 904 of Regulation S or (ii) it or the person who has the beneficial interest in that Preference Share is a qualified institutional buyer ("QIB") within the meaning of Rule 144A under the Securities Act ("Rule 144A"), acquired such Preference Share for its or such person's own account or for the account of a QIB, understands that the Shares to be issued or transferred upon conversion of such Preference Share have not been and will not be registered under the Securities Act and agrees that (a) if it, or such person, should sell, pledge or otherwise transfer such Shares it, or such person, will do so only in compliance with the Securities Act and other applicable laws and only (1) in accordance with Rule 144A to a person that it, and any person acting on its behalf, reasonably believes is a QIB within the meaning of Rule 144A purchasing for its own account or for the account of a QIB, (2) in an offshore transaction in accordance with the Rule 903 or Rule 904 of Regulation S or (3) pursuant to an

exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States, and (b) neither it, nor such person, shall deposit, or cause to be deposited, any of such Shares in any unrestricted depositary receipt facility for the Shares which may be created in the United States. No Shares will be delivered to a Preference Shareholder or a holder of a beneficial interest therein unless such holder satisfies the foregoing paragraphs. If such holder is unable or otherwise fails to satisfy the foregoing paragraphs, such holder may transfer its Preference Share or beneficial interest therein subject to compliance with the transfer restrictions with respect thereto.

(g) The Conversion Date must fall within the Conversion Period and will be deemed to be the Dealing Day immediately following the date of the surrender of the certificate in respect of such Preference Share and delivery of such Conversion Notice and, if applicable, any payment to be made or indemnity given under this Article in connection with the exercise of such Conversion Right. A Conversion Notice once delivered shall be irrevocable. On conversion, the Company shall allot and issue the Conversion Number of Shares credited as paid up in full.

Stamp Duty etc.

(h) A holder delivering a certificate in respect of a Preference Share for conversion must pay to the Company any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duties payable in Hong Kong and, if relevant, in the place of the Alternative Stock Exchange, by the Company in respect of the issue and allotment of the Shares and listing of the Shares on conversion) and such holder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Preference Share in connection with such conversion. The Company will pay all other expenses arising on the issue of Shares on conversion.

Registration

(i) As soon as practicable, and in any event not later than 21 days after the Conversion Date, the Company will, register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Shares in the Register and will mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any property required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

(j) Preference Shares which are converted will be cancelled by removal of the holder's name from the Register on the relevant Registration Date (as defined in paragraph (l)).

(k) If the Registration Date in relation to any Preference Share shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in this Article and the relevant Registration Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company will procure that the provisions of paragraph (i) shall be applied mutatis mutandis to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Preference Share if the relevant retroactive adjustment had been given effect as at the said Registration Date over the number of Shares previously issued (or which the Company was previously bound to issue) pursuant to such conversion, and in such event and in respect of such number of Shares references to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment becomes effective (disregarding the fact that it becomes effective retroactively).

(l) The person or persons specified for that purpose in the Conversion Notice will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Register (the "Registration Date"). Save as set out in this Article, a holder of Shares issued on

conversion of Preference Shares shall not be entitled to any rights the Record Date for which precedes the relevant Registration Date.

If the Record Date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Preference Share, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in paragraph (k) prior to the time such retroactive adjustment shall have become effective), the Company will pay to the Converting Shareholder or his designee an amount (the "Equivalent Amount") in Hong Kong dollars equal to any such dividend or other distribution to which he would have been entitled had he on that Record Date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid by means of a Hong Kong dollar cheque drawn on a branch of a bank in Hong Kong and sent to the address specified in the relevant Conversion Notice.

Manner of Conversion

(m) Conversion of the Preference Shares shall be effected in such manner, subject to this Article and as may be authorised by law, as the Directors shall from time to time determine (including in accordance with the following provisions).

(n) Without prejudice to the generality of the foregoing, any Preference Share may be converted by redemption at such price (whether at par, below par or at a premium) as the Directors shall determine on the relevant Conversion Date out of (i) the distributable non-consolidated profits (as defined by Section 49S of the Companies Ordinance) of the Company or (ii) the proceeds of a fresh issue of shares made for the purpose, or (iii) out of sums credited to the Preference Share Premium Account and the Preference Share Redemption Account (as defined in sub-paragraph (viii) of paragraph (x)) and any other available share premium account of the Company, or (iv) any combination of (i), (ii) and (iii).

(o) A Relevant Preference Share shall confer on the holder thereof the right to subscribe for the appropriate number of Shares to which such holder is entitled on exercise of the Conversion Right attaching to the Relevant Preference Share at par or at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Shares to which the holder is so entitled; in any such case the Conversion Notice given by a holder of Relevant Preference Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in subscribing for such Shares at par or at such premium, if any, as aforesaid.

(p) Without prejudice to the generality of the foregoing, the Directors may also determine to effect conversion by means of consolidation, sub-division and reclassification. In such case the requisite consolidation, subdivision and reclassification shall be effected pursuant to the authority given by the passing of the special resolution to create the Preference Shares by consolidating into one share all the Relevant Shares at any Conversion Date held by any holder or joint holders and subdividing and reclassifying such consolidated share into such integral number of Shares as shall be equal in total nominal amounts to the total nominal amount of the Shares into which the Relevant Shares are required to be converted (fractional entitlements being disregarded). The Company will upon conversion pay in cash (in US dollars by means of a US dollar cheque drawn on a bank in New York City) a sum equal to such portion of the Reference Amount of the Preference Share or Preference Shares evidenced by the certificate deposited in connection with the exercise of Conversion Rights as corresponds to any fraction of a Share not issued as a result of such consolidation, or re-classification aforesaid if such sum exceeds US$10.

(q) Provided that (whatever the method of conversion determined by the Directors) if any Converting Shareholder has a registered address in any territory where in the absence of a registration statement or any other special formalities the allotment or delivery of any Relevant Shares would or might, in the opinion of the Directors, be unlawful or impracticable under the laws of such territory or any Relevant Jurisdiction, then the Company shall as soon as reasonably

practicable either (i) allot the Relevant Shares to one or more third parties selected by the Company or (ii) allot the Relevant Shares to the relevant Preference Shareholder and then, on his behalf, sell them to one or more third parties selected by the Company, in each case for the best consideration then reasonably obtainable by the Company. As soon as reasonably practicable following any such allotment or allotment and sale, the Company shall pay the Converting Shareholder an amount equal to the consideration received by it.

(r) Each Preference Shareholder irrevocably authorises the Company to effect the transactions required by paragraph (q) and for this purpose the Company may appoint some person to execute transfers, renunciations or other documents on behalf of the relevant Preference Shareholder and generally may make all arrangements which appear to it to be necessary or appropriate in connection therewith.

(s) Except where the Company has allotted or sold the Relevant Shares pursuant to the proviso to paragraph (q), the Company shall, as soon as reasonably practicable, account to the Converting Shareholder for all distributions paid or made on the Relevant Shares.

(t) If, so long as the Conversion Right in respect of the Preference Shares remains exercisable, a resolution is passed or an order of a Court of competent jurisdiction is made that the Company be wound up or dissolved (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved by the Preference Shareholders as a class, in the manner provided in these Articles), notice thereof shall forthwith be given by the Company to the Preference Shareholders.

(u) The Relevant Shares shall, save as provided in this Article, rank pari passu in all respects with the Shares in issue at the time the Relevant Shares are issued, and shall entitle the holders thereof to all distributions paid or made on the Shares:-

(i) by reference to a Record Date falling after the Conversion Date other than (in the case of any Relevant Shares issued on conversion in any calendar year in circumstances where the Preference Shares so converted qualified for the Dividend payable in respect of the period ended on 7th April or 7th October, as the case may be, within that period and in respect of which the Conversion Notice was not required to be accompanied by payment of an amount equal to the Dividend in respect thereof) a Record Date after the Conversion Date which is in respect of any distribution (to the extent that it is not a Capital Distribution) in respect of any financial period of the Company ended prior to such Conversion Date; and

(ii) by reference to a Record Date falling on or before the Conversion Date and in respect of the final dividend in respect of the financial period of the Company ended on the immediately preceding 31st December, where that Conversion Date is on or before 7th April or 7th October, as the case may be, in any calendar year and such Relevant Shares were issued in circumstances in which the Preference Shares so converted did not qualify for the Dividend payable on the Preference Shares in respect of the period ended on 7th April or 7th October, as the case may be, within that calendar year or in respect of which the Conversion Notice was required to be accompanied by payment of an amount equal to the Dividend in respect thereof, in which case the Relevant Shares shall (for the purposes of receiving such dividend on the Shares) be deemed to have been registered in the name of the relevant Preference Shareholder on such Record Date provided that the Shares shall not entitle the holders thereof to participate in any distribution taken or to be taken into account in determining whether or not an adjustment is or is to be made to the Conversion Price applicable to the Preference Shares so converted pursuant to paragraph (v);

but not otherwise.

Adjustment to Conversion Price

(v) The Conversion Price is subject to adjustment as follows:–

(i) if and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation, subdivision or reclassification of the Shares the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction:

$$\frac{A}{B}$$

where:

A is the nominal amount of one Share immediately after such alteration; and

B is the nominal amount of one Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(ii) if and whenever the Company shall issue Shares credited as fully paid to holders of Shares (the "Shareholders") by way of capitalisation of profits or reserves (including any share premium account and/or capital redemption reserve), except in certain circumstances specified in the Articles, Shares paid up out of distributable profits or reserves and/or share premium account or capital redemption reserve issued in lieu of the whole or any part of a cash dividend (the "Relevant Cash Dividend"), being a dividend which the Shareholders concerned would or could otherwise have received ("Scrip Dividend") (but only to the extent that the Current Market Price of such Shares exceeds 110 per cent. of the amount of such Relevant Cash Dividend or the relevant part thereof) and which would not have constituted a Capital Distribution or the issue of shares, not being Shares, but constituting Equity Share Capital of the Company, credited as fully paid to Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:–

$$\frac{A + B}{A + C}$$

where:

A is the aggregate nominal amount of the issued Shares immediately before such issue;

B is the aggregate nominal amount of Shares issued by way of such Scrip Dividend multiplied by a fraction of which (i) the numerator is the amount per Share of the whole, or the relevant part, of the Relevant Cash Dividend and (ii) the denominator is the Current Market Price of the number of Shares issued in respect of each existing share in lieu of the whole, or the relevant part, of the Relevant Cash Dividend; and

C is the aggregate nominal amount of Shares issued by way of such Scrip Dividend;

or by making such other adjustment as an independent merchant bank of international repute selected by the Company shall certify is fair and reasonable.

Such adjustment shall become effective on the date of issue of such Shares.

(iii) if and whenever the Company shall pay or make any Capital Distribution to the Shareholders (except where the Conversion Price falls to be adjusted under sub-paragraph (ii) above, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such Capital Distribution by the following fraction:–

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Share on the last Dealing Day preceding the date on which the Capital Distribution is publicly announced; and

B is the fair market value on the date of such announcement, as determined in good faith by an independent merchant bank of international repute reasonably selected by the Company and acting as an expert, of the portion of the Capital Distribution attributable to one Share.

Such adjustment shall become effective on the date that such Capital Distribution is actually made.

(iv) if and whenever the Company shall issue Shares to all or substantially all Shareholders as a class by way of rights, or issue or grant to all or substantially all Shareholders as a class, by way of rights, of options, warrants or other rights to subscribe for or purchase any Shares, in each case at less than 95 per cent. of the Current Market Price per Share on the last Dealing Day preceding the date of the announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:–

$$\frac{A + B}{A + C}$$

where:

A is the number of Shares in issue immediately before such announcement;

B is the number of Shares which the aggregate amount (if any) payable for the Shares issued by way of rights or for the options or warrants or other rights issued by way of rights and for the total number of Shares comprised therein would purchase at such Current Market Price per Share; and

C is the aggregate number of Shares issued or, as the case may be, comprised in the grant.

Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be).

(v) if and whenever the Company shall issue any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares) to all or substantially all Shareholders as a class by way of rights, or grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to subscribe for or purchase any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares) and preferential rights to subscribe for or purchase securities of a Subsidiary granted to all or substantially all Shareholders upon an initial public share offering thereof where the rights of the Shareholders are exercisable at a subscription or purchase price, as the case may be, which is less than that at which the securities are offered to the public or any other person, the Conversion Price shall be adjusted by

multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:–

$$\frac{A - B}{A}$$

where:

A is the current Market Price of one Share on the last Dealing Day preceding the date on which such issue or grant is publicly announced; and

B is the fair market value on the date of such announcement, as determined in good faith by an independent merchant bank of international repute reasonably selected by the Company and acting as an expert, of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities or grant of such rights, options or warrants (as the case may be).

(vi) if and whenever the Company shall issue (otherwise than as mentioned in sub-paragraph (iv) above) wholly for cash any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or the issue or grant of (otherwise as mentioned in sub-paragraph (iv) above) options, warrants or other rights to subscribe or purchase Shares in each case at a price per Share which is less than 95 per cent. of the Current Market Price on the last Dealing Day preceding the date of announcement of the terms of such issue, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:–

$$\frac{A + B}{C}$$

where:

A is the number of Shares in issue immediately before the issue of such additional Shares or the issue or grant of such options, warrants, or other rights by subscribe for or purchase any Shares;

B is the number of Shares which the aggregate consideration receivable for the issue of such additional Shares would purchase at such Current Market Price per Share; and

C is the aggregate number of Shares in issue immediately after the issue of such additional Shares.

References to additional Shares in the above formula shall, in the case of an issue by the Company of options, warrants or other rights to subscribe or purchase Shares, mean such Shares to be issued assuming that such options, warrants or other rights are exercised in full at the initial exercise price on the date of issue of such options, warrants or other rights.

Such adjustment shall become effective on the date of issue of such Shares, or, as the case maybe, the issue or grant of such options, warrants or other rights.

(vii) save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within the provisions of this sub-paragraph (vii), the issue wholly for cash by the Company or any of its Subsidiaries (otherwise than as mentioned in sub-paragraphs (iv), (v) or (vi) above) or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) or any other person of any securities which by their terms of issue carry rights of conversion into, or exchange or subscription for, Shares (or grant any such rights in respect of any

existing securities so issued) or securities which by their terms might be redesignated as Shares to be issued by the Company upon conversion, exchange or subscription at a consideration per Share which is less than 95 per cent. of the Current Market Price per Share on the last Dealing Day preceding the date of announcement of the terms of issue of such securities; the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue (or grant) by the following fraction:–

$$\frac{A + B}{A + C}$$

where:

A is the number of Shares in issue immediately before such issue (or grant);

B is the number of Shares which the aggregate amount (if any) payable for the Shares to be issued upon conversion or subscription for or exchange of or upon exercise of the right of subscription attached to such securities or for the Shares to be issued or arise from any such redesignation would purchase at such Current Market Price per share; and

C is the maximum number of Shares to be issued upon conversion into or subscription for or exchange of such securities or upon the exercise of such rights of subscription attached thereto at the initial conversion, exchange or subscription price or rate or the Shares to be issued or arise from any such redesignation.

Such adjustment shall become effective on the date of issue or grant of such securities.

(viii) if and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such securities as are mentioned in sub-paragraph (vii) above (other than in accordance with the terms applicable to such securities) so that the consideration per Share (for the number of Shares available on conversion, exchange or subscription following the modification) is less than 95 per cent. of the Current Market Price per Share on the last Dealing Day preceding the date of announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction:–

$$\frac{A + B}{A + C}$$

where:

A is the number of Shares in issue immediately before such modification;

B is the number of Shares which the aggregate consideration receivable by the Company for the Shares to be issued upon conversion or exchange or upon exercise of the right of subscription attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange or subscription price; and

C is the maximum number of Shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as a reputable independent merchant bank selected by the Company shall, acting as an expert, consider appropriate (if at all) for any previous adjustment under this paragraph or paragraph (vii) above.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange or subscription attaching to such securities.

(ix) if and whenever the Company or any Subsidiary or (at the direction or request of or pursuant to any arrangements with the Company or any Subsidiary) any other person issues, sells or distributes any securities in connection with an offer by or on behalf of the Company or any Subsidiary or such other person pursuant to which offer the Shareholders generally (meaning for these purposes the holders of at least 60 per cent. of the Shares outstanding at the time such offer is made) are entitled to participate in arrangements whereby such securities may be acquired by them under sub-paragraphs (iv) to (vii) (except where the Conversion Price falls to be adjusted under sub-paragraphs (iv) to (vii) above); the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:–

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Share on the last Dealing Day preceding the date on which such issue is publicly announced; and

B is the fair market value on the date of such announcement, as determined in good faith by an independent merchant bank of international repute reasonably selected by the Company and acting as an expert, of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities.

(x) if the Company determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this paragraph (v), the Company shall at its own expense request the auditors of the Company (the "Auditors") to determine (acting as experts) as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Conversion Price, and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination;

provided that where the circumstances giving rise to any adjustment pursuant to this paragraph (v) have already resulted or will result in an adjustment to the Conversion Price or where any other circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this paragraph (v) as may be advised by the Auditors to be in their opinion appropriate to give the intended result.

On any adjustment, the relevant Conversion Price, if not an integral multiple of ten Hong Kong cents, shall be rounded down to the nearest ten Hong Kong cents. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustment shall be given to holders in accordance with this Article as soon as practicable after the determination thereof.

The Conversion Price may not be reduced so that, on conversion, Shares would fall to be issued at a discount to their par value.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of the Auditors the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by the Auditors to be in their opinion appropriate in order to give such intended result.

No adjustment will be made to the Conversion Price when Shares or other securities (including rights or options) are issued, offered or granted to officers and/or employees of the Company or any Subsidiary of the Company pursuant to any option scheme or similar arrangement for the time being adopted by the Company whereby officers and/or employees of the Company or any Subsidiary of the Company are granted the Shares or the right to acquire Shares in the capital of the Company.

No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares.

The Company may appoint an agent or agents to discharge on its behalf its obligations under this Article.

Fractions of Shares

(w) (i) No fraction of a Share arising on conversion will be allotted to the holder of the Relevant Preference Share(s) otherwise entitled thereto but such fractions will, when practicable, be aggregated and sold and the net proceeds of sale will then be distributed pro rata among such holders unless in respect of any holding of Relevant Preference Shares the amount to be so distributed would be less than US$10 (or its equivalent in another currency at a prevailing exchange rate selected by the Directors), in which case such amount will not be so distributed but will be retained for the benefit of the Company. Unless otherwise agreed between the Company and a Converting Shareholder, if more than one Preference Share shall fall to be converted pursuant to any one Conversion Notice, the number of Shares to be issued upon conversion shall be calculated on the basis of the aggregrate Reference Amount of the Relevant Preference Shares. For the purpose of implementing the provisions of this sub-paragraph, the Company may appoint some person to execute transfers, renunciations or other documents on behalf of persons entitled to any such fraction and generally may make all arrangements which appear to it to be necessary or appropriate for the settlement and disposal of fractional entitlements.

(ii) In the event of a consolidation or re-classification of Shares by operation of law or otherwise occurring after 26th April 1998 which reduces the number of Shares outstanding, the Company will upon conversion pay in cash (in US dollars by means of a US dollar cheque drawn on a bank in New York City) a sum equal to such portion of the Reference Amount of the Preference Share or Preference Shares evidenced by the Certificate deposited in connection with the exercise of Conversion Rights as corresponds to any fraction of a Share not issued as a result of such consolidation or re-classification aforesaid if such sum exceeds US$10.

Undertakings

(x) So long as any Preference Share remains capable of being converted into Shares:–

(i) the Company will use all reasonable endeavours (1) to maintain a listing for all the issued Shares on the Hong Kong Stock Exchange, (2) to obtain and maintain a listing on the Hong Kong Stock Exchange for the Shares which will arise on the exercise of the Conversion Rights and (3) to obtain and maintain a listing for any GDRs issued, with the consent of the Company, in respect of the Preference Shares on the Luxembourg Stock Exchange or any other internationally recognised stock exchange in Europe;

(ii) if an offer is made to the holders of Shares (or all such shareholders other than the offeror and/or any company controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of the Company and the Company becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or such companies or persons aforesaid, the Company shall give notice to all Preference Shareholders of such vesting or future vesting within 7 days of its becoming so aware;

(iii) the Company will send to each Preference Shareholder, by way of information, one copy of every circular, notice or other document sent to any other shareholders in the Company in their capacity as shareholders, at the same time as it is sent to such other shareholders;

(iv) the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice as may be given and the terms of any other securities for the time being in issue which are convertible into or have the right to subscribe shares in the Company;

(v) the Company shall not without the consent of the Preference Shareholders as a class, obtained in the manner provided in the Articles, or unless otherwise permitted pursuant to the Articles modify, vary, alter or abrogate the rights attaching to the Shares as a class;

(vi) if the Company shall issue any further Preference Shares or any shares ranking pari passu with the Preference Shares as regards income or return of capital which shares carry a right to vote at any general meeting of the Company which is more favourable than that attaching to the Preference Shares (a right so to vote if a fixed dividend is six months or more in arrears shall not be treated as being more favourable) then, unless the Preference Shareholders as a class shall have first approved (in the manner provided in the Articles) such issue, there shall automatically be conferred on the Preference Shareholders the right to receive notice of, and to attend and vote at, all general meetings of the Company thereafter as set out in paragraph (cc) below;

(vii) the Company shall pay all fees, capital and stamp duties payable in Hong Kong, if any, in respect of the issue of Shares upon conversion of any Preference Shares;

(viii) the Company shall forthwith upon issue of the Preference Shares and receipt of payment therefor, credit to its Preference Share Premium Account US$999 per Preference Share and thereafter, to the extent permitted by law, will each year transfer to an account titled "Preference Share Redemption Account" a sum equal to one-fifth of the Final Redemption Premium (as defined in the paragraph (y) below) payable on redemption of the outstanding Preference Shares. Sums credited to the Preference Share Premium Account and the Preference Share Redemption Account may only be transferred to any other account in the financial records of the Company if so required by law or if the sums remaining are sufficient to pay all sums due on final redemption of the outstanding Preference Shares; and

(ix) the Company will not declare, make or pay any dividend on or in respect of its Shares if (A) as result thereof its non-consolidated retained profits would fall below the sum shown as such in its audited financial statements for the year ended 31st December, 1996 or (B) the percentage of the distributable profits of the Company declared, made or paid in respect of a financial year is higher than the percentage for the immediately preceding year unless after such declaration, making or paying the sums credited to the Preference Share Premium Account or the Preference Share Redemption Account are sufficient to pay all sums due on final redemption of the outstanding Preference Shares.

Redemption

(y) Subject to the Companies Ordinance and to any other fiscal or other legislation applicable to the Company, the Company will redeem each Preference Share at US$1,395.64 (being US$1 par value, US$999 in initial premium and US$395.64 in final redemption premium (the "Final Redemption Premium") on 7th April, 2003. In the event that the Company is prevented by law from redeeming all the Preference Shares it shall redeem such as it is able to redeem, selecting the ones to be redeemed by lot, and in respect of the balance the accumulative dividend payable thereafter shall be 9.60 per cent. per annum payable semi-annually and calculated on the aggregate of the Reference Amount and the Final Redemption Premium. The Company shall from time to time thereafter redeem, as soon as it

is able so to do, such number of Preference Shares as it is permitted by law to redeem at a price equal to the Reference Amount, the Final Redemption Premium, any arrears of dividend and any accrued dividend to the date of redemption.

Redemption at the Option of the Company

(z) (i) On or at any time after 7th April, 2001 the Company may having given not less than 30 nor more than 60 days' notice (which notice will be irrevocable), redeem the Preference Shares, in whole or in part (being US$1,000,000 in aggregate Reference Amount or an integral multiple thereof), at the relevant Early Redemption Amount (as defined below) (together with dividend accrued to the date fixed for redemption) (A) provided that the average value of the Current Market Price of each Share and translated at the prevailing rate described below on each of the Dealing Days during a period of 30 consecutive days selected by the Company, the last of which occurs not more than 30 days prior to the date upon which the Redemption Notice is published, is at least 145 per cent. of the Conversion Price then in effect, in each case translated into US dollars at the fixed rate of HK$7.74654 = US$1 or (B) less than one tenth of the number of Preference Shares originally issued are outstanding.

(ii) The "Early Redemption Amount" of each Preference Share means its Reference Amount plus a premium rounded up to the nearest US dollar cent determined in accordance with the following formula:

$$\text{US\$1,000 x 0.39564 x } \frac{\text{Days Outstanding}}{1{,}800}$$

where Days Outstanding means the number of days from, and including 7th April, 1998 to, but excluding the date fixed for redemption, calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

Upon the expiry of any such notice, the Company will be bound to redeem the Preference Shares to which such notice relates on the date fixed for such redemption.

In the case of a partial redemption, Preference Shares to be redeemed will be drawn for redemption at such place and individually by lot.

The "prevailing rate" for the translation of the Current Market Price means the middle spot US dollar exchange rate quoted by The Hongkong and Shanghai Banking Corporation Limited at 11:00 a.m. (Hong Kong time) on each relevant Dealing Day.

(iii) The holder of any Relevant Preference Share shall, on or before the Redemption Date, deliver the certificate relating to the Relevant Preference Share and such other evidence (if any) as the Directors may reasonably require to prove the title of the holder (or, if such certificate has been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require) to the Company at the place as specified for such purpose in the relevant Redemption Notice.

(iv) On the Redemption Date the Company shall redeem the Relevant Preference Shares and, upon delivery, on or after the Redemption Date, of the certificate or other evidence of title and indemnity referred to in sub-paragraph (iii), the Company shall pay the relevant Preference Shareholder the redemption price together with a sum equal to any arrears and accruals of Dividend to which he is entitled pursuant to paragraph (b).

Redemption for Taxation Reasons

(aa) At any time the Company may, having given not less than 30 nor more than 60 days' notice to the Preference Shareholder (which notice shall be irrevocable) redeem all but not some only of the Preference Shares at their Early Redemption Amount (together with Dividend accrued to the date fixed for redemption), if as

a result of any change in, or amendment to, the laws or regulations of Hong Kong or any political subdivision or any authority thereof, or with respect thereto having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 7th April, 1998, the Company would be required to pay additional amounts pursuant to paragraph (ee) below, provided that no such notice of redemption shall be given earlier than 90 days before the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the Preference Shares then due.

Purchase

(bb) Subject to the provisions of the Companies Ordinance and all other legislation or regulations relevant to the Company, the Company or any of its Subsidiaries may at any time purchase any of the Preference Shares in the open market or by tender (available to all Preference Shareholders alike) or by private treaty at any price. Any Preference Shares so purchased or otherwise acquired by the Company or any of its Subsidiaries may not be resold and must be cancelled provided that transfers of Preference Shares from any Subsidiary of the Company to the Company or any other such Subsidiary shall not be prohibited.

Meeting and Voting

(cc) (i) Subject as provided in sub-paragraph (x)(vi), the Preference Shares shall not confer on the holders thereof the right to receive notice of, or to attend and vote at, a general meeting of the Company, unless a resolution is to be proposed at a general meeting for winding-up the Company or a resolution is to be proposed which if passed would (subject to any consents required for such purpose being obtained) vary or abrogate the rights or privileges of the Preference Shareholders, in which event the Preference Shares shall confer on the holders thereof the right to receive notice of, and to attend and vote at, that general meeting, save that such holders may not vote upon any business dealt with at such general meeting except the election of a Chairman, any motion for adjournment and the resolution for winding-up or the resolution which if passed would (subject to any consents required for such purpose being obtained) so vary or abrogate the rights and privileges of the Preference Shareholders.

(ii) Where Preference Shareholders are entitled to vote on any resolution then, at the relevant general meeting or class meeting, on a show of hands every Preference Shareholder who is present in person or (being a corporation) by a representative shall have one vote and on a poll every Preference Shareholder who is present in person or by proxy or attorney or (being a corporation) by a representative shall have one vote for each Preference Share into which each Preference Share held by him would be converted if the Conversion Date for such Preference Share were the date 48 hours preceding the date of such general meeting or class meeting.

Payments

(dd) (i) Unless any other manner of payment is agreed between the Company and any Preference Shareholder, payments of Dividend, other cash distributions and moneys due on conversion or redemption to such Preference Shareholder shall be made by the Company posting a cheque or warrant in US dollar (or in the case of payments which are to be made in another currency, such other currency) addressed to that Preference Shareholder at his registered address as at the relevant Record Date and at his risk. Payment shall be deemed to have been made at the time of posting unless the relevant cheque or warrant is not honoured on presentation.

(ii) Subject to sub-paragraph (i), where any property (including Relevant Shares and share certificates in respect of them) is to be allotted, transferred or delivered to any Preference Shareholder the Company may make such arrangements with regard to such allotment, transfer or delivery as it may deem appropriate and in particular, without limitation, may appoint any person on behalf of that Preference Shareholder to execute any transfers,

renunciations or other documents and may make arrangements for the delivery of any documents or property to that Preference Shareholder at his risk. All share certificates and other documents of title to which any person is entitled shall be posted to him by the Company addressed to him at his registered address as at the relevant Record Date or, if none, the date of posting and at his risk.

(iii) If at any time any payments (whether by way of distribution or on a return of capital or otherwise) which are required to be made pari passu as between the holders of the Preference Shares and Other Pari Passu Shares shall not be made in full, in determining the amounts payable to the Preference Shareholders such amounts shall be calculated in the currency in which the Company makes up its accounts at the relevant time and, if not US dollars, converted into US dollars at the average of the spot selling and spot buying rates, between US dollars and such other currency, of The Hongkong and Shanghai Banking Corporation Limited (or such other bank as the Directors shall consider to be more appropriate) at or about 11:00 a.m. in Hong Kong (or such place as such other bank shall be situate) on:–

(1) in the case of any distribution, the date on which such distribution is declared;

(2) in the case of a return of a capital, the date on which such return of capital shall become due; and

(3) in the case of any other payment, the date on which such payment shall become due.

(iv) All payments or distributions with respect to Preference Shares held jointly by two or more persons shall be paid or made to whichever of such persons is named first in the Register and the making of any payment or distribution in accordance with this sub-paragraph shall discharge the liability of the Company in respect thereof.

Taxation

(ee) All payments in respect of the Reference Amount, premium (if any) and fixed preferential dividend in respect of Preference Shares shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Hong Kong or any authority therein or thereof unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, subject to the Company having sufficient profits available for distribution, the Company shall pay such additional amounts as may be necessary in order that the net amounts received by the Preference Shareholders after such withholding or deduction shall equal the respective amounts of Reference Amount, nominal amount, premium (if any) and fixed preferential dividend which would have been receivable in respect of the Preference Shares in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Preference Shareholder:–

(i) who is liable to such taxes, duties, assessment or governmental charges in respect of such Preference Shares by reason of his having some connection with Hong Kong other than by virtue of his being a Preference Shareholder; or

(ii) receiving such payment in Hong Kong and who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the Hong Kong tax authority but fails to do so.

To the extent that the Company shall have insufficient profits available for distribution in order to permit it to pay all or any of such additional amounts as aforesaid the amount of any shortfall shall be treated for all purposes as arrears of dividend.

Notices

Renumbered Articles 126 to 130 to Articles 127 to 131 by Special Resolution passed on 31st May, 2002

(ff) (i) The provisions of Articles 127 to 131 shall apply to the giving of notices to Preference Shareholders and all notices required to be given to Preference Shareholders. All notices required to be published in this Article shall, so long as any GDRs in respect of the Preference Shares are listed on the Luxembourg Stock Exchange be published in the Luxemburger Wort in Luxembourg, or in such other newspaper in Luxembourg as may from time to time be designated by the Luxembourg Stock Exchange for such purpose and notified to the Preference Shareholders by the Company. Any Redemption Notice shall, for the purpose of this Article, be deemed to have been given to Preference Shareholders at the time of such publication.

(ii) A notice given pursuant to this Article shall be irrevocable except, in the case of a Conversion Notice, with the consent in writing of the Company.

Transfers

(gg) Subject to the provisions of this Article, the provisions of the Articles relating to the transfer of shares and share certificates shall apply in relation to the Preference Shares. The Preference Shares shall be registered on the register of Preference Shares maintained at the Office. An instrument of transfer in respect of a Preference Share shall be in any usual or common form or in any other form acceptable to the Directors and signed by or on behalf of the transferor but need not be under seal nor signed by or on behalf of the transferee. For an instrument of transfer to be registered it must be left at the Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do.

Prescription

(hh) Any Preference Shareholder who has failed to claim distributions or other property or rights within 6 years of their having been made available to him will not thereafter be able to claim such distributions or other property or rights which shall be forfeited and revert to the Company. The Company shall retain such distributions or other property or rights but shall not at any time be a trustee in respect of any such distributions or other property or rights nor accountable for any income or other benefits derived therefrom.

Reports

(ii) The Company will make available to Preference Shareholders the annual report and accounts of the Company and the interim report of the results of the Company for the first six months of each financial period together with any other circulars, notices or other documents made available to Shareholders.

Lost Certificate and Replacement

(jj) If a certificate in respect of any Preference Shares shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Preference Share may be issued to the holder upon request, subject to delivery up of the old certificate or, if alleged to have been lost, stolen or destroyed, to compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

Pre-emption

(kk) Save as referred to above, the Preference Shares shall not confer on the holders thereof any pre-emptive subscription rights in relation to issues of further shares in the Company.

REDEMPTION OF SHARES

6. Subject to the Ordinance and to any special rights conferred on the holders of any shares or class of shares, any shares may, with the sanction of a special resolution, be issued on terms that they are, or at the option of the Company or the Member are liable, to be redeemed. The terms and manner of redemption shall be provided for by alteration of these Articles.

6A. The Company may exercise any power conferred on the Company or permitted by the Ordinance or any other ordinance from time to time to acquire its own shares or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited, the Securities and Futures Commission or the relevant regulatory authorities from time to time. For the purpose of this Article, "shares" includes shares, warrants and any other securities convertible into shares which are issued from time to time by the Company.

Added by Special Resolution passed on 8th April, 1993

MODIFICATION OF RIGHTS

7. Subject to the Ordinance, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. To any such separate general meeting all the provisions of these Articles as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two persons holding or representing by proxy not less than one-third of the issue shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy (whatever the number of shares held by him) shall be quorum.

8. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

ISSUE OF SHARES

9. Without prejudice to any special rights, privileges or restrictions for the time being attached to any class or classes of shares and subject to the Ordinance and these Articles, the unissued shares of the Company (whether forming part of the original or any increased share capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

Altered by Special Resolution passed on 27th April, 1998

10. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Ordinance.

11. Except as ordered by a Court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

12. (A) The Company may issue warrants (hereinafter called "Share Warrants") stating that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise howsoever for the payment of future dividends on the

shares included in such warrants. The Directors may determine, and from time to time vary, the conditions upon which Share Warrants shall be issued, and, in particular the conditions upon which a new Share Warrant or coupon will be issued in place of one worn out, defaced, lost or destroyed, (provided that no new warrant shall be issued except on proof beyond reasonable doubt that the original warrant has been destroyed), or upon which a Share Warrant may be surrendered, and the name of the bearer entered in the Register in respect of the shares therein specified. The bearer of a Share Warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such Share Warrant.

(B) The bearer of a Share Warrant shall from the date of any Share Warrant at any time after the incorporation of the Company be deemed to be a member of the Company within the meaning of the Ordinance to the full extent and for all the purposes thereof.

CERTIFICATES

Altered by Special Resolution passed on 25th June, 1997

13. Every person whose name is entered as a holder of any shares in the Register shall be entitled, without payment, to receive within 10 business days, after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the terms of issue shall provide) one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board may from time to time determine. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A Member (except such a nominee as aforesaid) who has transferred part of the shares comprised in his registered holding shall be entitled to a certificate for the balance without charge.

14. If a share certificate is defaced worn out lost or destroyed it may, subject to the Ordinance, be replaced on payment of a fee not exceeding 2 Hong Kong Dollars (or such higher amount as shall for the time being be approved by the Stock Exchange) and on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and the reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, where it is defaced or worn out, after delivery of the old certificate to the Company.

15. All forms of certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under a Seal and, if issued under an official seal, need not be signed by any person. The Board may also by resolution determine, either generally or in any particular case or cases, that any signatures or any such certificates need not be authographic but may be affixed to such certificate by some mechanical method or system.

LIEN

16. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether presently or not) in respect of such share. The Company's lien on a share shall extend to all dividends and distributions payable thereon. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

17. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

18. The net proceeds, after payment of the costs, of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable

as existed upon the share prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the holder immediately before such sale of the share. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

19. The Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether or account of the nominal amount of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Company serving upon him at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

20. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

21. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

22. If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

23. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of nonpayment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

24. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid the times of payment.

25. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the money uncalled and unpaid upon any shares held by him and upon all or any of the money so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as may be agreed upon between the Board and the Member paying such sum in advance.

FORFEITURE OF SHARES

26. If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Board may at any time serve a notice on the holder of such share requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

27. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture shall include surrender.

28. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

29. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

30. Until cancelled in accordance with the requirements of the Ordinance, a forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board may think fit.

31. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at the rate fixed by the terms of issue of the shares or, if no such rate is fixed, at the rate of 20 per cent. per annum (or such lower rate as the Board may determine) from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

32. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited on the date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

33. Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

34. The instrument of transfer of a share shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer, when registered, may be retained by the Company.

Added by Special Resolution passed on 26th June. 1996

34A. Shares in the Company shall be transferred in any usual or common form of which the Directors shall approve and may be under hand or by mechanically executed signature.

35. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share.

36. The Board may also decline to register any transfer unless:–

(a) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; and

(c) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

37. If the Board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

38. A fee not exceeding 2 Hong Kong Dollars (or such higher amount as shall for the time being be approved by the Stock Exchange) may be charged by the Company for registering any transfer, or other document relating to or affecting the title to any share, or for otherwise making any entry in the Register of Members relating to any share.

TRANSMISSION OF SHARES

39. In the case of the death of a Member the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

40. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law may, subject as hereinafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of share shall be applicable to any such notice or instrument of transfer as aforesaid as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

41. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other money payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or at any separate meeting of the holders of any class of shares in the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other money payable in respect of the share until the requirements of the notice have been complied with.

CHANGES IN SHARE CAPITAL

42. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

43. Subject to the Ordinance, the Company may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or may make any other provisions as to issue of the new shares. The new shares shall be subject to all the provisions of the Articles with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

44. The Company may from time to time by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Ordinance) and

so that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division one or more of the shares may have any such preferred or other special rights over, or may have such deferred or qualified rights or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or new shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled;

and may also by special resolution:

(d) subject to any confirmation or consent required by law, reduce its authorised and issued share capital or any capital redemption reserve or any share premium account in any manner.

Where any difficulty arises in regard to any consolidation and division under paragraph (a) of this Article, the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to or in accordance with the directions of the purchaser thereof. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

GENERAL MEETING

45. The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Ordinance at such times and places as the Board shall appoint. Any general meeting of the Company other than an annual general meeting shall be called an extraordinary general meeting.

46. The Board may, whenever it thinks fit, convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

47. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days' notice in writing and a meeting other than an annual general meeting or a meeting called for the passing of a special resolution shall be called by not less than fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given in manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Article, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

48. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

49. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:

(a) the declaration and sanctioning of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(c) the election of Directors in place of those retiring (by rotation or otherwise);

(d) the appointment of Auditors where special notice of the resolution for such appointment is not required by the Ordinance; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the Auditors.

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two Members present in person or by proxy and entitled to vote shall be a quorum for all purposes. A corporation being a Member shall be deemed for the purpose of these Articles to be present in person if represented by proxy or in accordance with the provisions of the Ordinance.

51. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such other day (not being less than fourteen or more than twenty-eight days thereafter) and at such other time or place as the chairman of the meeting may determine and at such adjourned meeting one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven days' notice in writing of any meeting adjourned through want of a quorum and such notice shall state that one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

52. Each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares in the Company.

53. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

54. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

55. Save as expressly provided by these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

Altered by Special Resolution passed on 27th April, 1998

56. Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:–

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

57. If a poll is duly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers (who need not be members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

58. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

59. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

60. On a poll votes may be given either personally or by proxy.

61. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

62. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote.

63. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding.

64. A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and such person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the Authority of the person claiming to exercise the right to vote shall be delivered at the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy) not later than the last time at which a valid instrument of proxy could be so delivered.

65. No Member shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

66. If (i) any objection shall be raised to the qualification of any vote or (ii) any votes have been counted which ought not to have been counted or which might have rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

67. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

68. A proxy need not be a Member.

69. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the Office (or at such other place in Hong Kong as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than forty-eight hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

69A. Where a Member and/or a holder of Share Warrants and/or a Preference Shareholder is a recognised clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Cap 420 of the Laws of Hong Kong), it may authorise such person or person(s) as it thinks fit to act as its representative (or representatives) at any general meeting or any meeting of any class of Members and/or any meeting of holders of Share Warrants and/or any meeting of Preference Shareholders provided that, if more than one person is so authorised, the authorisation must specify the number and class of Shares and/or Share Warrants and/or Preference Shares in respect of which each such person is so authorised. The person so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise if it were an individual Member and/or an individual holder of Share Warrants and/or an individual holder of Preference Shares.

Substituted by Special Resolution passed on 27th April, 1998

70. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

71. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of such determination was received by the Company at the Office (or such other place in Hong Kong as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

APPOINTMENT AND REMOVAL OF DIRECTORS

72. Subject to the provisions of these Articles and the Ordinance, the Company may by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles.

73. Without prejudice to the power of the Company in general meeting in pursuance of any of the Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with the Articles. Any Director so appointed by the Board shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

74. The Company may by special resolution remove any Director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office and may (subject to these Articles) by ordinary resolution appoint another person in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

75. No person other than a Director retiring at the meeting shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless, not less than seven and not more than twenty-eight clear days before the day appointed for the meeting, there has been given to the Secretary notice in writing by some Member (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

DISQUALIFICATION OF DIRECTORS

76. Without prejudice to the provisions for retirement by rotation hereinafter contained, the office of a Director shall be vacated in any of the events following, namely:–

(a) if (not being an Executive Director whose contract precludes resignation) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

(b) if he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(c) if, without leave, he is absent from meetings of the Board (whether or not an alternate Director appointed by him attends) for six consecutive months, and the Board resolves that his office is vacated;

(d) if he becomes bankrupt or compounds with his creditors;

(e) if he is prohibited by law from being a Director; and

(f) if he ceases to be a Director by virtue of the Ordinance or is removed from office pursuant to these Articles.

ROTATION OF DIRECTORS

77. At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the nearest number to but not exceeding one-third shall retire from office.

Altered by Special Resolution passed on 31st May, 2002

78. The Directors to retire on each occasion shall be those who have been longest in office since their last election, but as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the date of the notice convening the annual general meeting, and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after the date of such notice but before the close of the meeting.

79. A retiring Director shall be eligible for re-election.

80. Subject to the provisions of these Articles, the Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

EXECUTIVE DIRECTORS

81. The Board may from time to time appoint one or more of its body to be a Managing Director, Joint Managing Director or Assistant Managing Director or to hold any other employment or executive office with the Company for such period (subject to the Ordinance) and upon such terms as the Board may determine and may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid will be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

82. An Executive Director shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

83. (A) Each Director shall have the power to appoint any person to be his alternate Director and may at his discretion remove such alternate Director. If such alternate Director is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to it being so approved. Any appointment or removal of an alternate Director shall be effected by notice in writing, signed by the appointor and delivered to the Office or tendered at a meeting of the Board, or in any other manner approved by the Board. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director.

(B) Every person acting as an alternate Director shall (except as regards power to appoint an alternate Director and remuneration) be subject in all respects to the provisions of these Articles relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but shall not be entitled to receive from the Company any fee in his capacity as an alternate Director.

(C) Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

(D) An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a director provided that, if at any meeting any Director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired.

ADDITIONAL REMUNERATION AND EXPENSES

84. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides outside the jurisdiction in which he normally resides for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

DIRECTORS' INTERESTS

85. (A) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested, and shall not be liable to account to the Company or the Members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any officer or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the items thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement

or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director owns 5 per cent. or more.

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interest. For this purpose, a general notice to the Board by a Director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director take reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he is to his knowledge materially interested, but this prohibition shall not apply to any of the following matters namely:–

(i) any contract or arrangement for giving to such Director any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the Director has himself guaranteed or secured in whole or in part;

(iii) any contract or arrangement by a Director to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer to invitation to Members or debenture holders of the Company or any class thereof or to the public or any section thereof, or to underwrite any shares, debentures or other securities of the Company;

(iv) any contract or arrangement in which he is interested by virtue only of his interest in shares or debentures or other securities of the Company in the same manner as other holders of such shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer or executive or shareholder other than a company in which the Director, together with any of his associates, owns five per cent. or more of the issued shares or voting rights of any class of shares of such company (or of any third company through which his interest is derived);

Substituted by Special Resolution passed on 8th April, 1993

(vi) any proposal concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates; and

(vii) any arrangement for the benefit of employees of the Company or of any of its subsidiaries under which the Director benefits in a similar manner as the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom such arrangement relates.

Altered by Special Resolution passed on 8th April, 1993

(I) A company shall be deemed to be a company in which a Director owns 5 per cent. or more if and so long as (but only if and so long as) he is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director holds 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

POWERS AND DUTIES OF THE BOARD

86. The business of the Company shall be managed by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Ordinance or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Ordinance and of these Articles and to such regulations, being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

87. The Board may establish any boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such boards, may appoint any managers or agents (and in particular, but without limitation, may appoint any company, firm or person to be the Company's investment manager), and may in each case fix their remuneration. The Board may delegate to any such board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board, with power to sub-delegate and may authorise the members of any such board or any of them to fill any vacancies therein

and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

88. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

89. The Board may entrust to and confer upon any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

90. The Company may exercise all the powers conferred by the Ordinance with regard to having official seals, and such powers shall be vested in the Board.

91. Subject to the provisions of the Ordinance, the Company may keep an overseas or local or other register in any place, and the Board may make and vary such regulations as it may think fit respecting the keeping of any such register.

92. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

93. The Board shall cause minutes or records to be made in books provided for the purpose:–

    (a) of all appointment of officers made by the Board;

    (b) of the names of the Directors present at each meeting of the Board or committee of the Board; and

    (c) of all resolutions and proceedings at all meetings of the Company and of the holders of any class of shares in the Company and of the Board and of any committee of the Board.

94. The Board on behalf of the Company may exercise all the powers of the Company to grant pensions, annuities or other allowances and benefits in favour of any person including any Director or former Director or the relations, connections or dependents of any Director or former Director provided that no pension, annuity or other allowance or benefit (except such as may be provided for by any other Article) shall be granted to a Director or former Director who has not been an Executive Director or held any other office or place of profit under the Company or any of its subsidiaries or to a person who has no claim on the Company except as a relation, connection or dependent of a Director or former Director without the approval of an ordinary resolution of the Company. A Director or former Director shall not be accountable to the Company or the Members for any benefit of any kind conferred under or pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

PROCEEDINGS OF THE BOARD

95. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Such meetings may be conducted in person, by teleconference or such other means as considered appropriate and which are in accordance with and permitted by all applicable laws, regulations and rules. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting.

Altered by Special Resolution passed on 31st May, 2002

96. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

Renumbered Article 97 to Article 97(a) by Special Resolution passed on 31st May, 2002

97. (a) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

Added by Special Resolution passed on 31st May, 2002

(b) The Directors may (subject to all applicable laws, regulations and rules) participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall (subject to all applicable laws, regulations and rules) constitute presence at a meeting as if those participating were present in person.

98. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

99. The Board may elect a Chairman and one or more Deputy Chairman of its meetings and determine the period for which they are respectively to hold such office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

100. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

101. The Board may delegate any of its powers, authorities and discretions to any committee, consisting of such Directors of the Company and such other persons as it thinks fit, provided that the majority of the members of any such committee are Directors of the Company and that no meeting of any such committee shall be quorate for the purpose of exercising any of such powers, authorities or discretions unless a majority of those present are Directors of the Company. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

102. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

103. A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board (provided that number is sufficient to constitute a quorum) or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the Committee concerned.

104. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee, shall notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

SECRETARY

105. (a) The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board. Renumbered Article 105 to Article 105(a) by Special Resolution passed on 31st May, 2002

(b) The Board shall, subject to all applicable legal and regulatory requirements governing the Company, be entitled to appoint any officers, advisers, consultants, honorary officers, honorary advisers, honorary consultants of the Company (who may or may not be Directors) on such terms, title and in such manner as the Board may determine. Added by Special Resolution passed on 31st May, 2002

106. A provision of the Ordinance or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

SEALS

107. (A) The Directors shall provide for the safe custody of the Seal. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Board and (except as hereinafter provided) two Directors or one Director and the Secretary or such other person or persons as the Board may from time to time by resolution appoint for the purpose shall sign every instrument to which the Seal is so fixed.

(B) Every certificate of shares, stock, debentures or debenture stock of the Company shall be issued under the Seal or a Securities Seal provided that, with the authority of a resolution of the Board, any such certificate may be issued under the Seal or a Securities Seal but without such signatures or with such signatures made or fixed by means of some mechanical method or system.

(C) The Company may exercise the powers conferred by the Ordinance with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

DIVIDENDS

108. Subject to the Ordinance and as hereinafter set out any special rights, privileges or restrictions being attached to any class or classes of shares, the Company in general meeting may from time to time declare dividends to be paid to the shareholders according to their rights in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board. Surpluses arising from the revaluation of investments shall not be available for dividend. Altered by Special Resolution passed on 27th April, 1998

109. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:–

(a) all dividends shall be declared and paid according to the amount paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid-up on the share; and

(b) All dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividends are paid.

110. The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the position of the Company; the Board may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such position, in the opinion of the Board, justifies such payment. If the share capital is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard

to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

111. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

112. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

113. (A) In respect of any dividend proposed to be paid or declared by the Board or by the Company in general meeting, the Board may propose and announce prior to or contemporaneously with the payment or declaration of such dividend:–

(i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up provided that Members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(d) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has been duly exercised (the "non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including any share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable or shares in respect whereof the share election has been duly exercised (the "elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank pari passu in all respects with the shares then in issue save only as regards participations:–

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distribution, bonus or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of subparagraph (i) and (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of the Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled or are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into, on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

114. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

UNCLAIMED DIVIDENDS

115. (A) Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, the Company shall be entitled to cease sending dividend warrants by post to any Member if the dividend warrants to such Member have been left uncashed on two consecutive occasions or if such a dividend warrant is returned undelivered.

Altered by Special Resolution passed on 27th April, 1998

Altered by Special Resolution passed on 27th April, 1998

(B) Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, the Company shall be entitled to forfeit unclaimed dividends of any Member six years after the date of declaration of the dividend.

116. Any general meeting declaring a dividend may by ordinary resolution, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, and the Board shall give effect to such direction, and where any difficulty, arises in regard to such distribution the Board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

117. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose for which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profit which it may think prudent not to distribute.

CAPITALISATION OF PROFITS

118. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

119. Where any difficulty arises in regard to any distribution under the last preceding Article the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHT RESERVE

Added by Special Resolution passed on 25th June, 1997

120. The following provisions shall have effect at any time and from time to time that they are not prohibited or inconsistent with the Ordinance or any rules applicable from time to time:

(A) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid up pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up such additional shares in full as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is entitled to subscribe upon the exercise of the subscription rights represented thereby (hereinafter called "Exercise Moneys") (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

   (a) the Exercise Moneys (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

   (b) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the relevant provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par;

   and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares (other than a fraction of a share) and the relevant number of shares shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors of the Company shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares (hereinafter called a "Deficiency Certificate"). The rights represented by the Deficiency Certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors of the Company may think fit, and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of the Deficiency Certificate.

(B) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (A) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights and the relevant provisions of the conditions of the warrants shall apply.

(C) The provisions of this Article as to the establishment and maintenance of the Subscription Right Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect or varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(D) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained pursuant to paragraph (A) of this Article and if so, the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and all persons claiming through or under them respectively.

RECORD DATES

Renumbered Articles 120 to 133 to Articles 121 to 134 by Special Resolution passed on 25th June, 1997

121. Notwithstanding any other provision of these Articles the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

122. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Ordinance.

123. The accounting records shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Board may think fit and shall always be open to inspection by the officers of the Company. No Member (other than an officer of the Company) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board.

124. A copy of every balance sheet and profit and loss account, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Ordinance, and copies shall also be sent in appropriate numbers to the Stock Exchange in accordance with the terms of any listing agreement for the time being binding on the Company or with the continuing obligations binding on the Company by virtue of any listing.

AUDIT

Substituted by Special Resolution passed on 31st May, 2002

125. (a) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any), reports of the directors and of the Auditors and other documents (if any) as are required by the Ordinance. Each balance sheet shall be signed on behalf of the Directors by two of their number. The Directors may also cause to be prepared any other financial documents (including without limitation any summary financial report) as they think fit.

(b) Subject to Article 125(c) below, a copy of the relevant financial documents or (to the extent permitted by and subject to due compliance with all applicable law, rules and regulation, including, without limitation, the rules of the Stock

Exchange) the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to that member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(c) Where a member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company's obligations under Article 125(b) above.

(d) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

NOTICES

126. A notice may be served by the Company on any member either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address as appearing in the Register of Members or by advertisement in newspapers circulating in Hong Kong according to the requirements of the Stock Exchange of Hong Kong.

127. Any notice or document, whether or not to be given or issued under the applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices of general meetings of the Company under the provisions of the applicable laws, regulations or rules or of these presents:–

Substituted by Special Resolution passed on 31st May, 2002

(a) personally;

(b) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(c) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper publisher daily and circulating generally in Hong Kong and specified or permitted for this purpose by the applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the applicable laws, rules and regulations;

(d) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the applicable laws, rules and regulations;

(e) by publishing it on the Company's computer network and giving to such person a notice in accordance with the applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Articles 127(a), 127(b), 127(c), 127(d) or 127(f); or

(f) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the other applicable laws, rules and regulations.

Substituted by Special Resolution passed on 31st May, 2002

128. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares.

Substituted by Special Resolution passed on 31st May, 2002

129. Any notice or other document:–

(a) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(b) if sent or transmitted as an electronic communication in accordance with Article 127(d) or through such means in accordance with Article 127(f), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published on the Company's computer network in accordance with Article 127(e) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof;

(c) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(d) if served by advertisement in newspapers in accordance with Article 127(c), shall be deemed to have been served on the day on which such notice or documents is first published.

Substituted by Special Resolution passed on 31st May, 2002

130. Where a person has in accordance with the Ordinance and other applicable laws, rules and regulations consented to receive notices and other documents from the Company in the English language only or the Chinese language only but not both, it shall (subject to due compliance with all applicable law, rules and regulations, including, without limitation, the rules of the Stock Exchange) be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Ordinance and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

Substituted by Special Resolution passed on 31st May, 2002

131. Any notice or document delivered or sent to any member shall, if such member be then deceased, and whether or not the Company has notice of his death, be deemed to have been duly served on his legal personal representative.

DESTRUCTION OF DOCUMENTS

132. The Company may destroy:–

(a) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate variation cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(d) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date on entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer as destroyed was a valid and effective instrument duly, and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:–

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include references to its disposal in any manner.

WINDING UP

133. If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

134. Every Director, Executive Director, manager, secretary, officer and auditor of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary, officer or auditor in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court.

135. For the purposes of these Articles, a cable or telex or facsimile transmission message or any other message in writing, purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, may (in the absence of express evidence to the contrary available to the person relying thereon at the relevant time and to the extent permitted by, and in accordance with, all applicable laws, rules and regulations) be deemed by such person to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.

Added by Special Resolution passed on 31st May, 2002

Names, Addresses and Descriptions of Subscribers
Sd. T. C. Ho (HO TUNG CHOI) 29-31 Chatham Road, Flat A, 16th Floor, Kowloon. Building Contractor Sd. K. Ho (KENNETH HO KEE KUNG) 29-31 Chatham Road, Flat A, 16th Floor, Kowloon. Civil Engineer

Dated the 3rd day of January, 1973.

WITNESS to the above signatures:

Sd. P. Yuen
Solicitor
Hong Kong